Rule 424(b)(3)
                                                             File No. 333-108655

Amended Prospectus

                               BUYERS UNITED, INC.
                                  COMMON STOCK

         This prospectus covers 8,779,333 shares of the common stock of Buyers United, Inc., that may be sold from time to time by the persons listed under the caption "Selling Security Holders," beginning on page 37. The selling security holders own

         o Warrants to purchase 109,375 shares at a price of $1.25 per share
         o Warrants to purchase 4,466,856 shares at a price of $2.00 per share
         o Warrants to purchase 672,700 shares at a price of $2.50 per share
         o Options to purchase 2,189,152 shares at prices ranging from $2.00 to $5.392 per share
         o Convertible notes in the amount of $1,162,500 convertible at $2.00 per share
         o Convertible notes in the amount of $1,775,000 convertible at $2.50 per share
         o 50,000 shares of common stock

         Of these shares, 620,000 have been sold by the selling security holders, options for 289,700 shares have expired, and 710,000 shares will not be issued on conversion of convertible notes due to the fact the notes were repaid. Consequently, 7,159,633 shares remain unsold.

         Buyers United will receive the proceeds from exercise of the warrants and options and will benefit from extinguishment of the debt represented by the convertible notes, but will not receive any proceeds or benefit from the resale of the shares by the selling security holders.

         Quotations for our common stock are reported on the OTC Bulletin Board under the symbol "BYRS." On May 28, 2004, the closing bid price for our common stock was $2.47 per share.

         See "Risk Factors" beginning on page 3 for information you should consider before you purchase shares.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.











                 The date of this prospectus is June 14, 2004.

This prospectus replaces the prospectus dated October 16, 2003 in its entirety.

                               PROSPECTUS SUMMARY

Our company

         Buyers United, Inc., is a Delaware corporation that has been engaged for the past seven years in the business of selling telecommunication services and now services approximately 150,000 small businesses and residential consumers across America. Buyers United was originally formed as a Utah corporation in 1995 and changed its corporate domicile to Delaware in March 1999. We will propose for stockholder approval at our next annual meeting on June 29, 2004 a change in our name to "UCN, Inc."

         Buyers United's offices are located at 14870 Pony Express Road, Bluffdale, Utah 84065. The telephone number is (801) 320-3300.

The offering

Maximum shares that may be offered by selling security
  holders                                                          8,779,333

Number of shares sold by selling security holders as of
  the date of this prospectus                                        620,000

Number of shares covered by expired options and
  convertible notes that were repaid                                 999,700

Common stock outstanding assuming all warrants,
  options, and convertible notes covering shares that
  may be offered by selling security holders are
  exercised and converted (1)                                     20,010,212

Proceeds to Buyers United assuming all warrants and
  options covering shares that may be offered by
  selling security holders are exercised                         $16,093,270

Extinguishment of debt assuming all convertible notes
  covering shares that may be offered by selling
  security holders are converted                                  $1,162,500

Use of proceeds from warrant and option exercise          Proceeds will be used
                                                          to retire debt and for
                                                          working capital

OTC Bulletin Board Symbol                                         BYRS
-------------------

(1) Does not include 7,133,969 shares of common stock reserved for issuance on exercise of other outstanding warrants and options, exercise of additional options that may be granted under our Long Term Stock Incentive Plan or Director Stock Plan, conversion of outstanding convertible preferred stock, and conversion of outstanding notes.

Summary consolidated financial information

         The following summary consolidated financial information is qualified by reference to the financial statements of Buyers United included at the end of this prospectus.

Statements of Operations Data

                                                           Three months
                                                               Ended                  Year ended December 31
                                                          March 31, 2004           2003                  2002
                                                          --------------           ----                  ----
       Revenues                                         $     16,743,707     $     63,312,964     $     30,163,450

       Operating expenses:
         Costs of revenues                                     9,176,193           34,597,486           16,295,201
         General and administrative                            4,017,284           14,830,565            7,365,569
         Selling and promotion                                 3,103,991           10,839,529            4,646,029
                                                        ----------------     ----------------     ----------------
           Income from operations                                446,239            3,045,384            1,856,651
       Other income (expense):
         Interest income                                          13,850               13,513               17,980
         Interest expense                                       (357,424)          (1,884,258)          (1,544,448)
         Gain on early extinguishment of debt                    109,150                    -                    -
                                                        ----------------     ----------------     ----------------
           Net income                                   $        211,815     $      1,174,639     $        330,183
       Total preferred stock dividends                          (202,313)            (873,495)            (749,725)
                                                        ----------------     ----------------     ----------------
           Net income (loss) applicable
             to common stockholders                     $          9,502     $        301,144     $       (419,542)
                                                        ================     ================     ================

       Net income (loss) per common share:
           Basic                                        $              -     $           0.05     $          (0.07)
           Diluted                                      $              -     $           0.04     $          (0.07)

Balance Sheet Data
                                                                                           December 31,
                                                          March 31, 2004           2003                  2002
                                                          --------------           ----                  ----
       Working capital deficit                          $     (3,529,305)    $    (11,921,235)    $     (7,276,814)
       Total assets                                     $     28,778,455     $     23,971,158     $     13,144,948
       Long-term debt and
          capital lease obligations                     $        245,980     $        646,126     $      3,887,803
       Stockholders' equity (deficit)                   $      7,254,196     $     (1,627,250)    $     (5,463,114)

                                  RISK FACTORS

         An investment in Buyers United involves a high degree of risk and common stock should not be purchased by anyone who cannot afford the loss of his or her entire investment. You should carefully consider all of the following risk factors discussed below as well as other information in the prospectus before purchasing the common stock. The risks described below are not all of the risks facing us. Additional risks, including those that are currently not known to us or that we currently deem immaterial, may also impair our business operations.

Our revenues and operating results may be negatively impacted by the pricing decisions of our competitors and our providers.

         Our revenues from period to period depend on the pricing for long distance service we can obtain from the wholesale providers of these services. We also must price our services at levels that are competitive in the marketplace. This industry has a history of downward pressure on long distance service rates as a result of competition among providers. To acquire and retain customers we offer these services at prices that are perceived as competitive in conjunction with the other benefits we provide. Consequently, falling prices will likely result in lowering our rates to customers, which will reduce revenues. On the other hand, higher prices charged by our providers will cut into gross profit margins unless we raise prices to our customers, which may be difficult for us to do if our competitors are not subject to the same upward pricing pressures or chose not to increase prices notwithstanding such pressure. To make up for potential reductions in either revenues or profits, it would be necessary for us to continue to make significant increases in our customer base from period to period, and there is no assurance that that we will be successful in doing so.

Our substantial debt adversely affects our operations and financial condition.

         At March 31, 2004 borrowings and long term debt included $3.5 million of notes payable to certain of our directors that pay interest at 12 percent per annum, $2.3 million of obligations related to the purchase or acquisition of customer accounts, and $3.5 million of borrowings under our line of credit. In May 2004 we paid $3.0 million on the foregoing notes, and we intend to maintain approximately $1.0 million of borrowings outstanding under the line of credit through the remainder of 2004. Notwithstanding the reduction in our debt, a substantial amount of our cash flow from operations is used to service our debt rather than to promote and expand our business, which adversely affects results of operations.

Disruptions in the operation of our technology could adversely affect our operations.

         We are dependent on our computer databases, billing and account computer programs, Internet protocol network, and computer hardware that houses these systems to effectively operate our business and market our services. Our customers and providers may become dissatisfied by any system failures that interrupt our ability to provide our service to them. Substantial or repeated system failures would significantly reduce the attractiveness of our services. Significant disruption in the operation of these systems would adversely affect our business and results of operations.

Our enhanced services are dependent on leased telecommunications lines, and a significant disruption or change in these services could adversely affect our business.

         The enhanced services we offer, such as automatic call distribution, fax to email, real time account management, and the inNetwork(TM) family of products, are provided to customers through a dedicated network of equipment we own connected through leased telecommunications lines with capacity dedicated to us that is based on Internet protocol, which means the communication initiated by the customer is converted to data packs that are transmitted through the dedicated network and managed by our software that resides on our equipment attached to the network. We also move a portion of our voice long distance service over this dedicated network, because it lowers our cost of providing the service from the cost of using traditional transmission methods.

         We lease telecommunication lines and space at co-location facilities for our equipment, which represents the backbone of our dedicated network, from third party suppliers. If any of these suppliers is unable or unwilling to provide or expand their current levels of service to us that enable us to serve our customers, the services we offer would be adversely affected. Although we believe leased telecommunications lines and co-location facilities are available from alternative suppliers, we might not be able to obtain substitute services from other providers at reasonable or comparable prices or in a timely fashion. Any resulting disruptions in the services we offer that are provided over our dedicated network would likely result in customer dissatisfaction and adversely affect our operations. Furthermore, pricing increases by any of the suppliers we rely on for the dedicated network could adversely affect our results of operations if we are unable to pass pricing increases through to our customers.

Our business could be materially harmed if our computer systems were damaged.

         Substantially all of our dedicated network systems are located at four locations in Los Angeles, Salt Lake City, Dallas, and New York. Our customer service, billing, and service management systems are located at out offices in Bluffdale and Draper, Utah. Fires, floods, earthquakes, power losses, telecommunications failures, break-ins and similar events could damage these systems. Computer viruses, electronic break-ins, human error, or other similar disruptive problems could also adversely affect our systems. We do not carry business interruption insurance. Accordingly, any significant systems disruption could have a material adverse effect on our business, financial condition, and results of operations.

We use the Internet in various aspects of our business. The viability of the Internet as an information medium and commercial marketplace will depend in large part upon the stability and maintenance of the infrastructure for providing Internet access and carrying Internet traffic.

         Historically we have relied on the Internet for customer service and billing. Failure to develop a reliable network system or timely development and acceptance of complementary products, such as high-speed access systems, could materially harm our business. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or due to increased government regulation. If the Internet does not remain a viable conduit for data and transactional traffic or the manner in which it now operates changes significantly, then our business and results of operations could be adversely affected.

A fundamental requirement for online communications is the secure transmission of confidential information over public networks. Our failure to protect this confidential information could result in liability.

         If third parties succeed in penetrating our network security or otherwise misappropriate our customer information, we could be subject to liability. Our liability could include claims for unauthorized purchases with credit card or banking information, impersonation or other similar fraud claims, as well as for other misuses of personal information, including for unauthorized marketing purposes. These claims could result in litigation and adverse publicity, which could have a material adverse effect on our reputation, business, and results of operations.

Our growth and results of operations are not predictable, which means an investment in us has greater risk.

         Buyers United experienced significant growth in 2003, primarily through internal growth and the purchase of customer accounts. Recent acquisitions of assets and customers have substantially increased our operations. We have no other customer base acquisitions under consideration and cannot predict if or when another such acquisition opportunity may present itself. Consequently, it is not possible to predict with any certainty the growth of our business over the next year, whether internally or through acquisitions. Our ability to continue our growth and profitability will depend on a number of factors, including our ability to maintain and expand our independent agent network, the availability of capital to fund purchases of customers or acquisitions, existing and emerging competition, and our ability to maintain sufficient profit margins despite pricing pressures. Furthermore, the growth and development of our business may be harmed if we are unable to adapt and expand our systems, procedures, and controls to support and manage our growth. All of these factors indicate there could be fluctuations in our results of operations and volatility in our stock price that could expose an investor to greater risk.

Our inability to promote our name and service could adversely affect the development of our business.

         Building recognition of our brand name, "UCN", is beneficial to attracting additional customers, obtaining favorable reseller agreements with providers of long distance, and establishing strategic relationships with independent agents and businesses that can facilitate or enhance our service offerings and marketing efforts. In January 2004 we filed an application with the U.S. Patent and Trademark Office to register the mark, but have yet to receive any response on the application. If we fail to obtain registration of UCN, we may consider adopting new marks for promotion, so we would gain little from promoting UCN. Even if we are successful in registering the mark, our failure to promote and maintain our brand name successfully may result in slowed growth, loss of customers, loss of market share, and loss of strategic relationships. We cannot assure you that we will be able to promote our brand names as fully as we would like, or that promoting our brand name will enable us to be competitive or improve our results of operations.

Our development of enhanced services could subject us to claims of patent infringement that would adversely affect our results of operations.

         We offer enhanced services through our dedicated network, such as fax to email. This, and other enhanced services, has been the subject of claims by certain patent holders that providing the enhanced services violates existing patent rights covering the manner and method by which the services are performed. We have not received any notice or claim from any party that any service we offer violates any such rights. Should we receive such a notice, we expect that the patent holder would seek a licensing arrangement in which we would be required to pay a license fee to continue to offer the service, and may seek license payment for past sales of the service using the alleged patented technology. Payment of any such license fees would have an adverse impact on the net revenue generated from sales of the enhanced services.

Regulation of IP telephony services is unclear, so the imposition of significant regulation in the future could adversely affect our operations.

         We deliver our enhanced services and move other long distance service through our VoIP Network. At both the Federal and state level, proceedings and investigations are pending with respect to whether IP-enabled voice communications are telecommunications services subject to Federal and state regulation. A determination that such services are subject to regulation would likely increase the cost of services we provide, which would adversely affect our results of operations. Even if a determination is made that our IP delivered services are not subject to current regulation, there is no assurance that Federal or state governments will not impose regulation on IP-enabled communications in the future that would add substantially to our costs of doing business.

Future sales or the potential for sale of a substantial number of shares of our common stock could cause the trading price of our common stock to decline and could impair our ability to raise capital through subsequent equity offerings.

         As of May 28, 2004, we have 13,633,204 shares of common stock outstanding, of which 4,663,755 shares are freely tradable, 3,628,903 shares may be sold subject to the volume, timing, and other conditions of Rule 144 adopted under the Securities Act of 1933, and the remaining 5,340,546 shares may be sold subject to the volume, timing, and other conditions of Rule 144 beginning March 15,

2005. All of the 5,340,546 shares that can not be sold until March 2005 under Rule 144 have been registered for resale by the holders through a separate registration statement under the Securities Act of 1933 and may now be sold.

         In addition, we have outstanding 782,625 common shares and warrants, options, and convertible notes to acquire 6,377,008 additional shares that are registered for sale by the selling security holders as described in this prospectus. Assuming all these warrants and options are exercised and the notes converted, there would be 20,010,212 shares of common stock issued and outstanding. We have also reserved for future issuance 7,133,969 additional shares of common stock as follows:

         o 3,916,500 shares issuable on conversion of outstanding preferred stock;
         o Up to 2,009,351 shares underlying other warrants and options that were granted and remained outstanding as of the date of this filing; and
         o Up to 1,208,118 shares reserved for issuance under our stock plans.

         Of the 7,133,969 shares of common stock reserved for issuance, 3,916,500 may be sold without limitation under Rule 144(k).

         Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our stock to decline, which could adversely affect an investment in our stock and could materially impair our ability to raise capital through the sale of additional equity securities. The holders of these outstanding warrants, options, and convertible securities have the opportunity to profit from a rise in the value or market price of our common stock and to exercise purchase or conversion rights when we could obtain equity capital on more favorable terms than those contained in these securities.

                         INFORMATION ABOUT BUYERS UNITED

Our periodic reports

         We currently file periodic reports pursuant to the Securities and Exchange Act of 1934. All of our reports, such as annual and quarterly reports, and other information are filed electronically with the Securities and Exchange Commission ("SEC"). Our corporate website is http://www.ucn.net. We make available on this website, free of charge, access to our Annual Report on Form 10-KSB, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement on Schedule 14A and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 as soon as reasonably practicable after we electronically submit such material to the SEC. In addition, the SEC's website is http://www.sec.gov. The SEC makes available on its website, free of charge, reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC.

Forward-looking statements

         You should carefully consider the risk factors set forth above, as well as the other information contained in this prospectus. This prospectus contains forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the "Risk Factors" and "Management's Discussion and Analysis of Operating Results and Financial Condition" sections and elsewhere in this prospectus identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made in this prospectus.

                                 USE OF PROCEEDS

         We will receive funds if any of the warrants or options held by the selling security holders are exercised. Furthermore, we will extinguish $1,162,500 of debt if the convertible notes are converted. Assuming all of the warrants and options pertaining to the shares that may be reoffered by the selling security holders under this prospectus are exercised, and after deducting our expenses for registering the shares for resale, we would receive approximately $15,783,270. To date we have received $2,824,031 from the exercise of options and warrants. We intend to use funds we receive from the exercise of warrants and options to retire debt and for working capital and general corporate purposes. We have broad discretion in the allocation and use of these funds, and will determine as and when funds are received from the exercise of warrants or options how the funds will be used. Investors in the shares will not have the opportunity to evaluate the economic, financial, or other information on which we base our decisions on how to use the funds derived from the exercise of warrants and options. If we fail to apply the net proceeds effectively, our business could be negatively affected. We will not receive any funds obtained by the selling security holders from their reoffer and sale of the common stock covered by this prospectus.

                             MARKET FOR COMMON STOCK

         The common stock of Buyers United trades in the over-the-counter market. The following table sets forth for the respective periods indicated the prices of the common stock in the over-the-counter market, as reported and summarized on the OTC Bulletin Board. Such prices are based on inter-dealer quotations, without markup, markdown, commissions, or adjustments and may not represent actual transactions.

Calendar Quarter Ended:                 High Bid ($)          Low Bid ($)
-----------------------                 ------------          -----------

March 31, 2002                              1.30                 0.61
June 30, 2002                               2.00                 1.10
September 30, 2002                          1.93                 1.30
December 31, 2002                           2.00                 1.25

March 31, 2003                              2.45                 1.52
June 30, 2003                               2.22                 1.20
September 30, 2003                          2.95                 1.71
December 31, 2003                           3.05                 2.00

March 31, 2004                              3.35                 2.52

                                 DIVIDEND POLICY

         Since inception of Buyers United, no dividends have been paid on the common stock. Buyers United intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future. There are currently outstanding 1,827,500 shares of Series A Convertible Preferred Stock and 417,800 shares of Series B Convertible Preferred Stock. Under the terms of this preferred stock, Buyers United cannot make any distributions on its common stock without the approval of a majority of the preferred stockholders. At May 7, 2004 there were approximately 3,076 holders of record of the common stock.

                                 CAPITALIZATION

         The following tables sets forth our capitalization (unaudited) as of March 31, 2004, and as adjusted to give effect to the exercise of all options and warrants and conversion of notes by the selling security holders and payment of our estimated offering expenses. This table should be read in conjunction with our financial statements and notes thereto.

                                                                               March 31, 2004       As Adjusted (1)
                                                                              ----------------     ----------------
Stockholders' equity :
  Preferred stock, $0.0001 par value; 15,000,000 shares authorized
    Series A 8% cumulative preferred stock 1,827,500 shares issued
    and outstanding (liquidation value of $3,655,000)                         $            183     $            183

  Series B 8% cumulative preferred stock 420,300 shares issued and
    outstanding (liquidation value of $4,203,000);                                          42                   42

  Common stock, $0.0001 par value, 100,000,000 shares authorized;
    13,080,079 shares issued and outstanding; as adjusted, 19,847,712
    shares issued and outstanding                                                        1,308                1,985

  Additional paid in capital                                                        29,250,294           47,980,889

  Warrants and options outstanding                                                   4,012,394              211,141

  Accumulated deficit                                                              (25,740,025)         (25,740,025)
                                                                              ----------------     ----------------
          Total stockholders' equity                                          $      7,524,196     $     22,454,215
                                                                              ================     ================
------------------

(1) The adjusted figures do not give effect to the issuance of up to 3,202,469 shares underlying other warrants and options, up to 150,000 shares reserved for issuance on conversion of other outstanding notes, or up to 3,929,000 shares issuable on conversion of outstanding preferred stock.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS
                            AND FINANCIAL CONDITION

Overview

         Buyers United is a domestic telecommunications company that offers and sells a wide range of long distance and related communication services to business and residential customers. Historically we functioned as an aggregator and reseller of telecommunications services provided by others. We intend to continue to pursue and develop this type of business. However, in December 2002 Buyers United entered into agreements to purchase and manage assets of Acceris Communications Inc. (formerly I-Link, Inc.) and its subsidiary, I-Link Communications, Inc., and license in perpetuity software developed by I-Link for the operation of a Voice over Internet Protocol communications network (VoIP Network). We closed the transactions in May 2003. With these newly acquired assets we have been developing and offering, as a provider, enhanced services such as fax to email, and transmit data and other communication services for a portion of the journey over our VoIP Network rather than entirely through third party providers. In October 2003, Buyers United acquired the exclusive right to sell and manage the enhanced telecommunications functions of MyACD, Inc. with a one-year option to purchase it at a price of approximately $6.8 million. With the MyACD technology we are now offering a new product approach that combines our national VoIP Network with on-demand proprietary telephony software for contact handling/management applications. We are changing the way mission critical applications are delivered and priced for the contact center marketplace, or for any business or department seeking to improve how it manages the productivity and quality of its customer contact opportunities.

         Buyers United entered into an agreement to purchase 37 dedicated long distance customers from Source Communications, LLC for $750,000 in February 2004. The transaction was completed in March 2004. In June 2003 and December 2002 we purchased a total of approximately 50,000 switched and dedicated long distance customers from Touch America at an aggregate purchase price of $6.5 million. Also in August 2003 we purchased 12,000 long distance customers from Glyphics Communications, Inc. for $543,558.

         We generate internal growth by pursuing multiple marketing avenues, including using independent agents, marketing through the Internet, and selling through our direct sales force. We intend to expand and develop our direct sales force and value-added reseller programs during 2004. We believe continuing financial difficulties and uncertainty in the telecommunications industry may result in opportunities to acquire customers from unrelated companies, and we intend to remain open to these opportunities. However, at present we are not evaluating any new acquisitions.

Results of operations - three-month periods ended March 31, 2004 and 2003

Revenues

         Total revenues increased 8.2 percent to $16.7 million for the three-months ended March 31, 2004 as compared to $15.5 million for the same period in 2003. The increase in revenue is primarily due to the revenues generated from customers purchased throughout 2003 and the acquisition of customers from Source Communication, LLC, which closed in March 2004. We also generated growth internally from ongoing promotional efforts, primarily involving independent agents.

Cost of revenues

         Cost of revenues for the three-month period ended March 31, 2004 were $9.2 million, a 5.9 percent increase, compared to $8.7 million for the comparable period in 2003. Cost of revenues as a percentage of revenue for the three-month period ended March 31, 2004 was 54.8 percent, as compared to 56.0 percent during 2003.

The increase in gross margin in the first quarter of 2004 compared to the first quarter of 2003 is the result of a decrease in carrier costs for long-distance minutes.

General and administrative expenses

         General and administrative expenses in the first quarter of 2004 increased 10.8 percent to $4.0 million compared to $3.6 million in the first quarter of 2003. The increase is the result of costs associated with the increase in revenue.

Selling and promotion expenses

         Selling and promotion expenses increased 33.2 percent to $3.1 million during the three-month period ended March 31, 2004 from $2.3 million for the same period in 2003. Selling and promotion expenses as a percentage of revenue increased to 18.5 percent for the three-months ended March 31, 2004 compared with 15.1 percent for the same period in 2003. The increase resulted from higher commissions paid on increased revenue and an increase in amortization expense on customer accounts that were acquired throughout 2003.

Other income (expense)

         Interest expense for the three-month period ended March 31, 2004 was $357,424, compared to $485,929 in 2003, a decrease of 26.5 percent. The decrease in interest expense was the result of a reduction in the outstanding debt held throughout the period.

         In the summer of 2003 Buyers United entered into a Purchase Agreement to acquire approximately 12,000 long distance customers from Glyphics Communications, Inc. Subsequently, the two parties agreed that Buyers United would accelerate payments under the agreement in exchange for a discount on the purchase price. The final payment under the agreement was made in February 2004, and Buyers United recorded a $109,150 gain on the early extinguishment of the debt.

Results of operations - years ended December 31, 2003 and 2002

Revenues

         For the year ended December 31, 2003 revenues increased to $63.3 million, a 110 percent increase compared to revenues for the year ended December 31, 2002 of $30.2 million. While a significant portion of the increase in revenue is due to the acquisition of customer accounts, we also generated growth internally from ongoing promotional efforts, primarily involving independent agents.

         For the year ended December 31, 2002, revenues increased 110 percent to $30.2 million as compared to $14.3 million for the year ended December 31, 2001. The change was due to a substantial increase in our customer base. These new customers were generated through independent sales agents and referrals from unrelated Internet marketing companies.

Costs of Revenues

         Costs of revenues for the year ended December 31, 2003 increased to $34.6 million, a 112 percent increase as compared to $16.3 million for the year ended December 31, 2002. As a percentage of revenue, costs increased to 54.6 percent in 2003 compared to 54.0 percent for same period in 2002. The decrease in gross margin for the year ended December 31, 2003 as compared to the previous year is the result of costs related to an increase in customers using dedicated circuit services. This type of service typically has lower profit margins, but higher volumes, than other types of long distance services. Also contributing to a lower gross margin was the combination of costs related to integration efforts involved in the I-Link acquisition and higher costs of Touch America customers. Buyers United agreed with Touch America on certain wholesale prices during a phase-in period after acquiring the customers. However, Buyers United immediately began switching new customers over to other lower-cost wholesale providers. The higher Touch America costs were offset slightly by a decrease in other costs for long-distance minutes.

         Costs of revenues for the year ended December 31, 2002 were $16.3 million, or 54 percent of revenue, as compared to costs of $9.3 million, or 65 percent of revenue, for the year ended December 31, 2001. During 2002, Buyers United increased volume and new customer sign-ups with two of our largest long-distance wholesale carriers resulting in decreased rates for long-distance minutes and an increase in gross margin for the year.

General and administrative

         General and administrative costs for the year ended December 31, 2003 increased 101 percent to $14.8 million compared to $7.4 million for the year ended December 31, 2002. The increase in costs is due to expenses required to support Buyers United's significant revenue growth, and costs associated with the I-Link, Touch America and the MyACD transactions. To meet the needs of increased revenue levels we hired additional customer service and collection personnel. In addition, several employees of I-Link were retained by Buyers United in order to effectively maintain the VoIP Network, as well as provide customer support and billing services. Buyers United also assumed certain office lease obligations of I-Link, which resulted in additional occupancy expenses.

         General and administrative expenses for the year ended December 31, 2002 increased 20 percent to $7.4 million or 24 percent of revenue as compared to $6.1 million or 43 percent of revenue for the year ended December 31, 2001. The increase resulted from increases in bad debt expense, customer service and support expenses and billing costs, all incidental to the increase in revenue. These increases were offset by decreased costs of maintenance and depreciation expense from the termination of high-cost equipment leases and the write-off of obsolete web-site development costs during 2001.

Selling and promotion

         Selling and promotion expenses increased 133 percent to $10.8 million or 17 percent of revenue for the year ended December 31, 2003 compared to $4.6 million or 15 percent of revenue for the year ended December 31, 2002. The increase resulted from higher commissions paid on increased revenue. Selling and promotion costs for 2003 include higher amortization expenses associated with the customer lists acquired during 2003.

         Selling and promotion expenses for the year ended December 31, 2002 were $4.6 million or 15 percent of revenue, an increase of 40 percent over the prior year's expenses of $3.3 million or 23 percent of revenue. The increase was the result of higher expenses for sales commissions, sales support staff, and the amortization of deferred customer referral fees. These increases were directly related to the increase in revenue during the 2002 year.

Other income (expense)

         Interest expense for the year ended December 31, 2003 was $1.9 million compared to $1.5 million for the comparative period in 2002. The increase in interest expense was the result of higher debt balances outstanding throughout 2003 compared to 2002.

         Interest expense for 2002 was $1.5 million as compared to $997,882 for 2001, an increase of 55 percent. The increase is attributable to the significant amount of additional debt financing Buyers United had outstanding throughout 2002, which we raised to fund operations and an online marketing opportunity with an unrelated Internet marketing company.

Liquidity and Capital Resources

         Buyers United's current ratio as of March 31, 2004 increased to 0.83:1 from 0.52:1 at December 31, 2003. The components of current assets and current liabilities that changed significantly since the end of 2003 were cash and accounts payable.

         The increase in cash resulted from a private placement of common stock. On March 15, 2004, Buyers United sold 3,782,000 shares of common stock at $2.30 per share, or a total of approximately $8.7 million. Net proceeds of the offering after placement fees and expenses were approximately $8.1 million. The net proceeds of the private placement will be used for various corporate purposes, including sales and marketing related programs, funding further development of our VoIP Network, reducing debt, and for working capital and other general corporate purposes.

         During the three months ended March 31, 2004 long-term debt and the related current portion of long-term debt decreased by $1.9 million. On April 12, 2004 the Company repaid $2.3 million in promissory notes to one of its directors. The director subsequently exercised warrants to purchase 297,500 shares of common stock. The proceeds received by the Company totaled $595,000. On April 26, 2004, the Company repaid a $50,000 note payable to another of its directors.

         Buyers United has a line of credit agreement with RFC Capital Corporation that expires in January 2006. The available borrowing limit is $5 million. Interest accrues at prime plus three percent, or seven percent as of March 31, 2004. The facility allows Buyers United to obtain financing on its eligible accounts receivable, including unbilled receivables and regular monthly billings. The facility is collateralized by the underlying receivables. On March 31, 2004, Buyers United financed the maximum amount available based on eligible accounts receivable at that time. This amount, less draws by RFC applied against the outstanding amount, aggregated $3.5 million. The facility requires Buyers United to maintain a restricted cash account for the collection of the receivables. As of March 31, 2004, Buyers United had $1.4 million of restricted cash associated with the RFC arrangement.

         On September 10, 2003, Buyers United filed a registration statement on Form SB-2 with the Securities and Exchange Commission to register for resale up to approximately 8.8 million shares of common stock underlying outstanding warrants, options and convertible debt. In mid-March 2004 the registration statement was temporarily suspended until Buyers United could file an amendment updating the registration statement with current financial statements and other information. The prospectus included in the original registration statement is now replaced with this prospectus, which was filed with the recent amendment. During 2003, investors exercised warrants to purchase 522,500 shares of common stock providing cash to Buyers United of approximately $1.0 million. By the beginning of March 2004, investors had exercised warrants for 71,000 shares of common stock, providing cash of $147,000. The suspension meant those investors holding securities convertible into common stock covered in the registration statement could not sell any of the common shares under the terms of the prospectus. Notwithstanding this temporary restriction, since the date the prospectus was suspended through May 7, 2004, investors had exercised warrants for an additional 461,000 shares of common stock, thus providing cash to Buyers United of $1,003,750.

Critical accounting policies and estimates

         Revenue Recognition. Buyers United's revenue recognition policy with respect to reseller agreements is to record gross revenues and receivables from customers when Buyers United acts as principal in the transaction; takes title to the products or services; and has risks and rewards of ownership, such as risk of loss for collection, delivery, or returns. Revenues from sales of services are recognized upon providing the services to the customers.

         Accounts Receivable and Allowance for Doubtful Accounts. Accounts receivable is comprised of amounts billed and billable to customers, net of an allowance for uncollectible amounts. The allowance for doubtful accounts is estimated by management and is based on specific information about customer accounts, past loss experience, and general economic conditions. An account is written off by management when deemed uncollectible, although collections efforts may continue.

         Property and Equipment. Property and equipment are stated at cost. Major additions and improvements are capitalized, while minor repairs and maintenance costs are expensed when incurred. In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," Buyers United capitalizes certain costs incurred for the development of internal use software. These costs include the costs associated with coding, software configuration, upgrades, and enhancements.

         Advertising Costs. Buyers United advertises its services through traditional venues such as print media to the general public. Costs associated with these advertising efforts are expensed as incurred.

         Debt Issuance Costs. As an inducement to various investors, shareholders, and board members to lend monies to Buyers United, shares of common stock and warrants to purchase shares of common stock were issued to them. The fair market value of those shares at the date of issuance has been capitalized as debt issuance costs and is being amortized over the life of the loans.

         Income Taxes. Buyers United recognizes a liability or asset for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. These deferred income tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

                                    BUSINESS

General

         Buyers United, Inc. is a telecommunications company that offers a wide range of long distance, toll free, data transmission, and related communication service options at competitive prices, and provides to its customers a standard of service it believes is comparable to other industry participants. The telecommunications services we offer include the following:

         o Switched long distance services to business and residential customers
         o        Dedicated access long distance service
         o        Toll-free 800/888/877/866 services
         o        Dedicated data transmission
         o        Private line data services
         o        Calling card services
         o        Conference calling
         o        Automatic call distribution
         o        Interactive voice response
         o        Outbound dialing and voice message broadcasting
         o        Fax to email
         o        Voice mail
         o        Real time account management

         These services can be offered individually, or in a suite of services tailored to a customer's needs. During 2003 we acquired and integrated into our operations a voice over Internet protocol network (VoIP Network) that enables us to offer a number of services in the form of software solutions that are delivered through our VoIP Network.

         For the past eight years Buyers United has been engaged in the business of reselling telecommunication services provided by others to Buyers United at wholesale rates. Domestic long distance services make up a major portion of our sales with the other services listed above making smaller contributions to our sales mix.

         Buyers United now services approximately 150,000 business and residential consumers across America. We have refined our business model over the past several years to address specific niche opportunities in the vast communications industry. Our brand, United Carrier Networks (UCN), was adopted in the last quarter of 2001 for providing our services to business customers. We previously used the brand name BuyersOnline to service residential customers.

         Buyers United is now marketing its services primarily through independent agents to business customers. Our UCN web site supports the marketing effort of our agents by providing a resource for exploring and selecting the specialized services and options we offer business customers. During the past year we acquired both business and residential customers by purchase from other providers and may consider opportunities for additional purchases in the future, although at the present time we are not considering any purchase opportunities.

         Buyers United was originally formed as a Utah corporation in 1994. In March 1999, Buyers United changed its corporate domicile from Utah to Delaware through a merger with a Delaware corporation formed for that purpose. When we changed the corporate domicile our name became BUI, Inc., and we effected a 1-for-4 reverse split in the issued and outstanding common stock. On April 20, 2000, we changed our name to BuyersOnline.com, Inc., and on November 20, 2001, our name was changed again to Buyers United, Inc.

Recent developments

         Buyers United entered into an agreement to purchase 37 dedicated long distance customers from Source Communications, LLC for $750,000 in February 2004. Closing of the acquisition was subject to complying with applicable federal and state regulation pertaining to transfer of the customers. All of the regulatory requirements were satisfied and the acquisition of the customers is complete.

         In October 2003, Buyers United acquired the exclusive right to sell and manage the enhanced telecommunications functions of MyACD, Inc., with a one-year option to purchase MyACD. MyACD develops and distributes telephony software solutions for call center traffic management and related functions that Buyers United can now offer to its customers over its VoIP Network. During the term of the agreement, Buyers United has the sole right to manage sales, service and billing of MyACD services. Under the agreement MyACD will continue to provide enhanced service development and configuration and Buyers United will reimburse MyACD for actual costs related to these activities.

         During August 2003, Buyers United purchased approximately 12,000 long distance customers from Glyphics Communications, Inc. for $543,558.

Services and products

         Buyers United is an aggregator and provider of telecommunications services. As an aggregator we mean that we contract with a number of third party providers for the right to resell the various telecommunication services and products they provide, and then offer all of these various services to our customers. We are also a provider, in that we operate a dedicated VoIP Network and advanced customer contact handling/management software applications that enable us to offer enhanced services to our customers. The variety of services and products we offer enables the customer to buy only those telecommunications services it needs from one source, combine those services in a customized package, receive one bill for those services, and make one call to Buyers United if a service problem or billing issue arises. The separate services Buyers United can sell singly or bundled to meet customer needs include:

         o Switched long distance service to business and residential customers. This is traditional 1+ long distance service. The customer dials the long-distance number and the local exchange carrier switches the call to the long distance provider we have designated for the customer based on the customer's account selections. We bill the customer for the long distance service at the applicable retail rate, as well as local access fees for the local exchange carrier, taxes, and universal service fund charges.

         o Dedicated access long distance service. Some business customers require multiple line concurrent long distance access for high volume telemarketing or call center operations. Dedicated access connects the customer directly to the long distance carrier, by-passing the local exchange carrier, through a T-1 or higher capacity local loop connection. We bill the customer for the local loop connection and for the long distance service.

         o Toll-free 800/888/877/866 services. Toll free calling service allows clients of our customer to call into the customer at the customer's expense, rather than the client's expense. This is a service traditionally used by our business customers. We own and assign the toll free numbers to our customers and bill our customers for the toll free number and the long distance service.

         o Dedicated data transmission. This is similar to dedicated access long distance service, except the primary use is for data transmission, such as Internet access, and the local loop is connected to the Internet through one of our providers. We bill the customer for the local loop connection and for Internet access fees.

         o Private line data services. This type of services is provided through a T-1 or higher capacity circuit, and encompasses a variety of data transmission media, including Frame Relay, dedicated Internet access or Asynchronous Transfer Mode (ATM) data networks. Each of these data products rely on a shared network architecture where the bandwidth on the network backbone is shared by the users connected into these networks. Customers frequently select these types of networks because it is much more cost-effective than installing a private line network, or because of the need to access the public Internet.

         o Calling card services. The calling card feature is often provided with our switched and dedicated long distance services. The calling card allows the customer to use a toll free number and PIN to make long distance calls from any location on its account. We bill the customer for the long distance service.

         o Conference calling. This service allows a customer to interconnect simultaneously a number of callers for conference purposes. This feature is of particular value to business customers that have a need for multiple members of the organization to speak together from remote locations on a periodic basis. The customer is assigned a toll free number and PIN that allows each participant in the conference call to access the call simply by dialing the toll free number and entering the PIN when prompted. We bill the customer for the conference call feature and the long distance minutes of each participant in the conference call.

         o Outbound dialing and voice message broadcasting. This is the ability to allow a customer to automatically dial outbound and to broadcast voice messages to predefined lists. Customers can pay by the call, by the minute or by the port. They can also link directly to their own database to automatically generate call lists with sophisticated call scheduling capabilities. They can also choose between autodial (one at a time), powerdial (dial sequentially through a list), or predictive dialers (computer algorithms with dial ahead to screen out busies, no answers, etc.).

         o Fax to Email. This service allows a customer to send or receive faxes through an Email address with the customer's personal computer.

         o Voice mail. This feature allows customers to receive, store, forward, and access voice mail messages.

         o Real time service account management on the Internet. Real time management allows the customer to redirect phone calls received during the day to the customer's location. For example, the customer can access its account through the Internet and direct that phone calls be forwarded to wherever the customer happens to be during the day - office, home, cellular phone, or other location. With its personal computer, the customer can review billing on its account, make service inquiries, or add or remove services, all over the Internet.

         In addition, Buyers United offers a flexible set of advanced call center traffic handling/management applications, such as skills-based routing, automated call distribution, automated interactive voice response, database integration with the call handling technology, multimedia contact handling (voice, fax, email, chat), and management reporting features. These capabilities have previously been available only by purchasing and integrating expensive equipment at substantial installation expense, so only the large call center operations with 200 or more agents on call at any one time could afford to establish these capabilities. Buyers United can deliver the same capabilities through a software solution hosted on our VoIP Network at a much lower cost that makes it possible for the smaller traditional call center to make the transition to a full-featured contact center with improved agent productivity and the ability to respond quickly to customer requirements for voice, email, fax and/or chat contact methods.

         The Buyers United inNetwork(TM) family of products is a set of pre-integrated application services hosted within our VoIP Network designed to meet the needs of call centers and other businesses that demand greater contact flexibility. Current products include inContact(TM), a complete set of advanced contact handling/contact management software applications (as referenced in the above paragraph), plus additional features for handling multi-media contact methods - voice plus email, fax or web chat. InControl(TM) is a rapid application development tool with a visual drag and drop programming interface for creating or modifying contact routing processes.

Marketing strategy

         By the end of 2001, Buyers United employed two distinct brands for our telecommunications services, "UCN" or "United Carrier Networks" for commercial and business customers, and "BOL" or "BuyersOnline" for residential customers. We are now focusing on promoting "UCN" or "United Carrier Networks" for all of our service offerings, so toward the end of 2003 we discontinued marketing to residential customers, and discontinued the BuyersOnline brand name. Our plan is to change our name to "UCN" or a similar variation in 2004.

         We market our services primarily through independent sales agents. We engage independent telecommunications agents around the country who sell primarily to commercial and business customers. Independent agents are responsible for a substantial amount of annual U.S. telecommunication sales to commercial and business users. The service presentation we developed for UCN is targeted to the independent agent, and is intended to make available to the agent a coordinated package of services designed to be attractive to commercial and business customers. With UCN our marketing effort focuses on providing businesses with the ability to access multiple long distance carriers with which we have agreements to resell services, allowing the business owners to choose services provided through various long distance providers. A business customer can choose various services from any or all of the different telecommunications providers we use, yet only have to contract through UCN for the selected services. The business customer is not required to deal with these carriers separately. UCN provides a single source for customer service, regardless of how many networks the business uses, and sends a single billing statement that combines all of the services used from any combination of wholesale service providers.

         We have been, and should continue to be, successful in engaging independent agents because our package of services appeals to commercial and business customers, and because of our back office support infrastructure, incentive programs, customer retention efforts, and additional product/service revenue opportunities. Buyers United earned the "2002 Agent's Choice Award" in March 2003 from the Agent Alliance, a national trade association of independent telecom agents. The award was given in recognition of the effectiveness of our customer service and support programs.

         Buyers United's early growth came from the residential consumer long-distance market. We plan to continue providing our services to residential customers using the UCN brand. We do not intend, however, to pursue an active marketing effort in the residential market because we believe our resources are better used in pursuing business customers. We had a substantial increase in residential customers over the past year as a result of the Touch America transaction.

Provisioning

         Buyers United is a reseller of domestic and international long distance and other services provided by national and regional providers. Our primary providers are MCI, Qwest, Global Crossing, AT&T, Dancris, WilTel, and CNM. Buyers United resells switched long distance minutes that it has contracted to obtain from our providers at wholesale rates that averaged 54.0 percent of the retail rates charged to customers in 2002 and 53.3 percent in 2003. In 2002 and 2003, retail rates were between $0.02 and $0.08 per minute for switched domestic long distance. International rates vary substantially on the basis of the country and number called, but we believe our rates are comparable to rates available from our competitors.

         The contracts with our providers are standard and customary in the industry, requiring payment net 30 days for minutes used in a month and designate Buyers United as the point of contact for all customer service calls. These agreements are for one to three years and are generally renewable at the end of each contract term, when rates are often renegotiated on the basis of prevailing rates in the industry. We are responsible for all customer billing and collections, so that as far as the customer is concerned we are the long distance service provider. Qwest and Global Crossing accounted for approximately 80 percent of our cost of revenues in 2002 and 70 percent in 2003.

         Buyers United also acquires its other services from its providers at rates or fees fixed in our contracts, which include dedicated long distance service, toll-free 800/888/877/866 services, dedicated data transmission service, and calling cards. These services are billed to us at rates or fees stated in our contracts with the providers and are payable on the same terms as switched long distance service.

         We maintain a call center in Bluffdale, Utah for receiving customer service and billing inquiries. Presently we employ approximately 62 customer service personnel to respond to customer calls, and our call center specialists are available from 7:00 a.m. to 10:00 p.m. Monday through Friday and 8:00 a.m. to 5:00 p.m. on Saturday. We also provide emergency service 24-hours a day, seven days a week. We place a high priority on customer service, since we believe that when our rates are similar to rates offered by our competitors, service is a primary factor in acquiring and retaining customers.

         The VoIP Network enables our customers to use existing telephone, fax machine, pager, or modem equipment to achieve high-quality communications through Internet Protocol technology. The VoIP Network consists of a fully integrated dedicated network of equipment and leased telecommunications lines augmented by the licensed I-Link "softswitch" software. It provides the necessary operational platform for the enhanced services we began offering in the third quarter of 2003 and is adaptable for use with new or specialized service applications developed by others. The VoIP Network is a data packet-based network that ties together local loop dial-up and broadband connections via gateways located in New York, Salt Lake City, Dallas, and Los Angeles. Each of these gateways consists of off-the-shelf hardware elements and the softswitch software. The softswitch software can distinguish among and "handle" voice, fax, and modem communications as programmed for the customer's suite of service selections. Handle means the voice or data transmission can be delivered directly, redirected (to a different location), redistributed (to a different or multiple recipients), stored for later delivery, or altered (such as converting a fax to email).

         The VoIP Network allows us to provide cost advantages over traditional transmission networks with respect to both lower transmission cost and lower capital infrastructure cost. Lower transmission cost results from transmitting long distance traffic over the network between our gateways for retransmission, which has greater capacity because transmissions are converted to data packets and transmitted concurrently over the network bandwidth capacity. Access and transmission costs for our VoIP network are less than traditional transmission networks. The second component of cost advantages is lower capital infrastructure costs. In a traditional telecommunications network, each service -- voicemail, fax mail, conference calling, and single number forwarding -- must be processed through one or more separate hardware switches. We offer all of these services through the VoIP Network as modified or as new software applications are added to the network software platform, which is less expensive than purchasing and maintaining hardware switches. It is this ability to host different software applications on the VoIP Network to configure the software to deliver different connectivity solutions that enables us to offer the inNetwork(TM) family of products to call centers and other businesses that demand greater contact flexibility.

         We began integrating this network with our traditional provider network systems and service offerings in the first quarter of 2003 and completed the process in the third quarter of 2003. While we believe the VoIP Network will lower our costs of operation in 2004 and generate internal growth from enhanced service products, we cannot predict whether these lower costs or growth will be significant.

Technology and our business

         Buyers United has always leveraged information technology to create consistent streamlined business processes. Buyers United relies on the following systems, which represent its current technology initiatives:

         o Automatic customer call distribution. This system is a unified solution for managing customer communications that integrates telephone, email, fax, web text chat, and co-browsing into a unified interface. The distribution system enables Buyers United to enhance customer relationships, reduce costs, and improve the management of all types of business communications.

         o BuyersUnitedDashboard (BUD) is a customer service software application that provides a single interface for call center representatives to perform their service tasks. BUD utilizes a "wizard" interface methodology that simplifies the customer service representatives' daily tasks by breaking them into smaller steps. The "wizard" framework provides increased quality and consistency into our customer service model.

         o CostGuard(R), is a fully convergent, open and flexible billing system designed to facilitate collaboration among customer service representatives, business affiliates, and customers. Customers can access the system through a standard web-browser to initiate and fulfill billing and service tasks. Buyers United believes the CostGuard system provides a consistent and flexible billing solution that supports our current needs and is expandable for future growth.

         o The VoIP Network employs an architecture emphasizing security, reliability, and carrier diversity. A "Security in Layers" approach has been adopted utilizing security enforcement points comprised of inspection firewalls, packet filters, and intrusion detection and prevention systems. Measures have been implemented to audit data integrity and access. Significant subsystems are geographically dispersed and data replicated between sites to protect against fiber optic disruption or other environmental event.

         Full backups of all our core data are performed weekly. Differential backups are performed nightly. Transaction log backups take place every 30 minutes. Backups are copied to two file servers in different locations. We use SSL encryption to protect all sensitive areas of our customer information and service-oriented websites. Remote access to our systems is made possible through a 168 bit encrypted Virtual Private Network. System passwords are changed on a periodic basis and stored in a secure folder with restricted access. All local desktops are scanned for viruses on a real-time basis and report to a central server. We believe our backup, maintenance, and security systems are adequate for preserving the delivery of service to our customers and operation of our business without significant outages or interruptions. However, an extraordinary unforeseen and catastrophic event is always possible that could have a significant impact on our business, and we do not have business interruption insurance from which we could recoup losses resulting from such an event.

Governmental regulation

Federal Regulation of Telecommunications Services
-------------------------------------------------
         Our telecommunications services are subject to federal regulation under the Telecommunications Act of 1996 (Telecom Act). The Telecom Act was designed to foster local exchange competition by establishing a framework to govern new competitive entry in local and long distance telecommunications services and allow any entity, including cable television companies and electric and gas utilities, to compete in the telecommunications market. The ongoing implementation and interpretation of the Telecom Act remains subject to numerous federal and state policy rulemaking proceedings and judicial review and we cannot predict any future impact on our business.

         Pursuant to the Telecom Act, the Federal Communications Commission
(FCC) regulates our interstate and international telecommunications services. The FCC imposes more extensive requirements on incumbent common carriers that have some degree of market power, such as the Regional Bell Operating Companies (RBOCs) and other independent local exchange carriers (ILECs), than it imposes on companies like ours, which are non-dominant interexchange carriers that lack market power. For example, the FCC permits non-dominant interexchange carriers to provide domestic interstate services without prior authorization.

         As a non-dominant interexchange carrier, our costs of providing long distance services could be affected by changes in FCC rules controlling the form and amount of "access charges" local exchange carriers (which generally include the RBOCs and ILECs) are permitted to impose on connecting companies to originate and terminate long distance traffic over their local networks. The FCC currently has several rulemaking proceedings in which it is considering changes to the existing interstate access charge system. It has also recently been reported that the nation's largest local exchange and long distance providers, who have been engaged in private negotiations for several months, have tentatively reached an agreement on a proposal that would eliminate or substantially reduce interstate local access charges. If such an agreement is reached, it would have to be presented to and approved by the FCC.

         We cannot predict the outcome of these or other federal or state access charge proceedings or whether they will have a material impact on us. It is even more difficult to predict the outcome and impact of private negotiations in which we are not directly involved. It is recognized, however, that the access charge payments Buyers United must pay to the RBOCs and ILECs are a material part of its cost to provide services over its network.

         The Telecom Act requires that every telecommunications carrier contribute, on an equitable and non-discriminatory basis, to federal universal service mechanisms established by the FCC. The federal Universal Service Fund
(USF) provides subsidies to defray the costs of telephony services in high-cost areas for low-income consumers and helps subsidize telecommunications and Internet services for qualified schools, libraries and rural health care providers. Our payments to the federal USF are based on a percentage of our interstate and international retail telecommunications revenues and the contribution factor issued by the FCC, which varies quarterly. In 2003, the quarterly USF contribution factor averaged around nine percent of billed retail revenue. The amounts contributed may be passed through to customers.

         The FCC currently has an open rulemaking proceeding in which it is considering converting the current revenue-based USF contribution system to a "connection-based" system with a fixed, monthly fee. It is too soon to predict whether the transition to a connection-based USF contribution system would have a financial impact on us.

State Regulation of Telecommunications Services
-----------------------------------------------
         State regulatory agencies have jurisdiction when our telecommunications services are provided on an intrastate basis. The state regulatory environment varies substantially from state-to-state and in some cases can be more extensive than FCC regulations. In most instances, we are required to obtain and maintain certification from a state public utility commission (PUC) before providing telecommunications services in that state. Consequently, we are subject to the obligations that the applicable state laws place on all similarly certified carriers, including the regulation of services, payment of regulatory fees, and preparation and submission of reports. If state regulators or legislators change current regulations or laws it may negatively impact our ability to provide services.

Regulation of Internet Telephony and the Internet
-------------------------------------------------
         The use of the Internet and private Internet Protocol (IP) networks to provide voice communications services is a relatively recent market development. Although the provision of such services is currently permitted by United States law and remains largely unregulated within the United States, several FCC and state regulatory proceedings aimed at evaluating the future regulatory treatment of such services have recently been initiated. More aggressive regulation of the Internet in general, and Internet telephony providers and services specifically, may materially affect our business, financial condition, operating results and future prospects, particularly if increased numbers of governments impose regulations restricting the use and sale of IP telephony services.

Federal
         To date the FCC has reached no conclusion on whether IP telephony services constitute telecommunications services subject to regulation under the Telecom Act. The FCC is now examining the question whether certain forms of phone-to-phone Internet telephony are information services or telecommunications services. Recent actions taken by the FCC and proceedings now pending before the FCC may affect the regulatory status of Internet telephony.

         o In February 2004 the FCC ruled that computer-to-computer IP telephony that transmits data packets carrying voice communications via the same lines that carry e-mail and instant messages is an unregulated "information service" that is subject to exclusive federal jurisdiction. Accordingly, this type of computer-to-computer IP telephony service is likely to remain free of traditional telephony regulation.

         o Also in February 2004 the FCC adopted a broad Notice of Proposed Rulemaking seeking comment on the appropriate regulatory classification and treatment of Internet-based communications services, most notably Voice over IP (VoIP).

         o In October 2002 AT&T filed a petition with the FCC seeking a declaratory ruling that would prevent RBOCs and other ILECs from imposing traditional circuit-switched access charges on phone-to-phone IP services.

         o In September 2003 Vonage Holdings Corporation filed a petition for declaratory ruling requesting that the FCC find an order of the Minnesota Public Utilities Commission requiring Vonage Holdings to comply with state laws governing providers of traditional telephone service to be preempted because its broadband Internet telephony service is an information service.

         o In January 2004, Level 3 Communications, LLC filed a "forbearance petition" with the FCC asking the agency to reaffirm that legacy switched access charges do not apply to VoIP.

         We cannot predict either the timeframe or outcome of the foregoing open proceedings before the FCC or what regulations, if any, the FCC will impose on providers of IP-enabled voice communications services as a result of these proceedings.

State
         State governments and their regulatory authorities may assert jurisdiction over the provision of intra-state IP-enabled communications services where they believe that their telecommunications regulations are broad enough to cover regulation of such services. Of primary concern to the IP-enabled communications providers is that the imposition of state regulation would result in the provider being subject to local access charges for intra-state service, which would significantly increase the cost of service. While a majority of state commissions have not imposed traditional telecommunications regulatory requirements on IP telephony at this time, a number of state regulatory authorities have initiated proceedings to examine the regulatory status of Internet telephony services.

         In October 2003 a Federal court in Minnesota issued a permanent injunction against the Minnesota public utilities commission to prevent it from imposing state regulations on a provider's VoIP services offered over broadband connections. This permanent injunction was recently upheld in the face of multiple challenges. Prior to the Minnesota Federal court ruling, several states, including California, Washington, Wisconsin and Florida issued directives to various VoIP providers directing them to register as telecommunications providers. There can be no assurance that these states will respect the Minnesota Federal court ruling or accept the position asserted by VoIP providers that they are information, as opposed to telecommunications, service providers.

Internet Taxation.
------------------
         In addition to regulations addressing Internet telephony and broadband services, other issues relating to the Internet in general could affect our ability to provide our services. Federal, state and local governmental organizations are considering various legislative proposals that might impose additional taxes on Internet services and products. We cannot predict whether new taxes will be imposed on our IP-enabled communications services or the Internet in general and, depending on the type of taxes imposed, whether and how our services would be affected thereafter. Increased taxation of the Internet may decrease its growth and hinder technological development, which may negatively impact the cost of doing business via the Internet or otherwise materially adversely affect our business, financial condition and results of operations.

Competition

         Presently we are an aggregator and reseller of long distance and related telecommunications services. Many of our competitors are substantially larger with greater financial and other resources.

         The U.S. long distance telecommunications industry is highly competitive and significantly influenced by the marketing and pricing practices of the major industry participants such as AT&T, Sprint and MCI. Buyers United also competes with other national and regional long distance carriers that employ various means to attract new subscribers, including television and other advertising campaigns, telemarketing programs, network marketing, cash payments, and other incentives. The ability of Buyers United to compete effectively will depend on its ability to provide quality services at competitive prices.

         Buyers United competes on the basis of variety of services offered, customer billing and service, and price. Since we can access and offer switched long distance rates from a number of providers, customers can select the rate plan best suited to their needs without having to shop each long distance carrier separately. We offer to our customers, directly and through agents, a wide selection of telecommunications products. This provides the customer a one-stop shopping opportunity to obtain many of its telecommunication services from one source, Buyers United. We believe customers are attracted by the fact that Buyers United provides many of their services because they receive one bill and have only one provider to call with any billing or service questions. We further believe this aggregated service approach enables us to attract agents to sell our services. By selling Buyers United services, agents no longer have the burden of managing multiple contracts with many telecommunications companies. Our agents can complete a sale at the customer site and count on accurate commissions for even complicated product suites. Additionally, agents enjoy dedicated customer service. We believe customers see positive differences in the way our services are sold and served compared to other providers. With Buyers United, customers are not forced to take bundled services or enter into long-term contracts from one provider, which we believe are typical sales practices of competitors. Because our customer contracts are based on user requirements rather than bundled services, Buyers United delivers only the requested services at an appropriate capacity and competitive price.

         Building recognition of our brands is beneficial to attracting additional customers and new strategic alliances. Our failure to promote and maintain our brands successfully may result in slower growth, loss of customers, and loss of market share and strategic alliances. Accordingly, we intend to continue pursuing an aggressive brand-enhancement strategy, which includes promotional programs and public relations activities.

Employees

         As of December 31, 2003, Buyers United employed a total of 167 full time and 28 part time persons. None of our employees is represented by a labor union. We have not experienced any work stoppages and believe relations with our employees are good.

                                LEGAL PROCEEDINGS

         Buyers United is the subject of certain other legal matters, which it considers incidental to its business activities. It is the opinion of management, after discussion with legal counsel, that the ultimate disposition of these other matters will not have a material impact on the financial position, liquidity or results of operations of Buyers United.

                                   MANAGEMENT

Directors and officers

         Our officers and directors manage our business. The following table sets forth the names, ages, and positions with Buyers United for each of the directors and officers.

Name                    Age            Positions                        Since
----                    ---            ---------                        -----

Theodore Stern          74     Chairman of the Board, Chief
                               Executive Officer and Director           1999

Gary Smith              69     Director                                 1999

Edward Dallin Bagley    65     Director                                 1999

Steve Barnett           62     Director                                 2000

Paul Jarman             34     President and Director                   1997

David R. Grow           48     Chief Financial Officer                  2003

G. Douglas Smith        34     Executive Vice President                 1997

Kenneth D. Krogue       38     Executive Vice President                 1997

         All directors hold office until the next annual meeting of stockholders and until their successors are elected and qualify. Officers serve at the discretion of our Board. The following is information on the business experience of each director and officer.

         Theodore Stern became a director of Buyers United in June 1999 and subsequently the Chief Executive Officer in September 2000. Mr. Stern has served as a director of Northern Power Systems of Waitsfield, Vermont, a manufacturer of renewable generation systems, from September 1998 until its acquisition by Distributed Energy Systems Corporation in December 2003, and as a director of Distributed Energy Systems since then.

         Gary Smith became a director of Buyers United in June 1999. During the past five years he has been self-employed as a business consultant.

         Edward Dallin Bagley became a director of Buyers United in June 1999. He has been self-employed as an attorney and investor for the past five years. During that time he has also served as a director of Tunex International, Inc., an automotive tune-up franchise company based in Salt Lake City, Utah, and Clear One Communications, Inc., a manufacturer of electronic products based in Salt Lake City, Utah.

         Steve Barnett has been self-employed for the past five years as a consultant to manufacturing and distribution companies on improving operations and business restructuring. He has continued to purchase and manage privately held manufacturing companies, as well as serving on the boards of non-owned private companies in connection with his consulting services. For over five years, Mr. Barnett has been a director of Chicago's Jewish Federation and Jewish United Fund, and a Vice Chairman of the Board of Directors since 1997. He is also a Director of Bank Leumi USA.

         Paul Jarman has served as an officer of Buyers United during the past five years, first as an Executive Vice President and as President since December 2002.

         David R. Grow, a Certified Public Accountant, joined Buyers United in June 2003 and currently serves as its Chief Financial Officer. From January 2002 to June 2003, Mr. Grow served as the Chief Financial Officer and member of the Board of Directors of Spectrum Engineers, Inc., a mechanical and electrical engineering firm in Salt Lake City, Utah. From February 2000 to January 2002, he served as the Chief Financial Officer and member of the Board of Directors of webBASIS, Inc., a web-based software development company in Bakersfield, California. During the two-year period prior to February 2000, he served as the Chief Financial Officer of Daw Technologies, Inc., a manufacturer and installer of cleanrooms for the semiconductor industry, based in Salt Lake City, Utah.

         G. Douglas Smith has served as an Executive Vice President of Buyers United during the past five years.

         Kenneth D. Krogue has served as an Executive Vice President of Buyers United during the past five years.

Board compensation

         Each Director received a monthly director fee of $1,000 during 2003, which was increased to $2,000 per month in January 2004. The past practice of the Board is to compensate directors for their annual service by issuing to each of them options to purchase 25,000 shares of common stock exercisable over a term of five years from the date of issue. Pursuant to this practice, each director received 25,000 options in March 2002 with an exercise price of $2.50 per share, and in November 2002 (for year 2003) with an exercise price of $2.00 per share. It has also been the past practice of the Board to compensate the Chairman of the Board, and beginning with those issued for 2003, the Chairman of the Audit Committee, for their annual service by issuing to each of them options to purchase 15,000 shares of common stock exercisable over a term of five years from the date of issue. Pursuant to this practice, Theodore Stern received as Chairman of the Board 15,000 options in March 2002 and November 2002, with exercise prices of $2.50 and $2.00 per share, respectively. Steve Barnett received as Chairman of the Audit Committee 15,000 options in November 2002 (for year 2003) with an exercise price of $2.00 per share.

         The Director Stock Option Plan was adopted by the Board in May 2003 and approved by the stockholders in June 2003. The purposes of the plan are to attract, motivate and retain experienced and knowledgeable directors by offering them opportunities to increase their stock ownership interest in Buyers United. Each person serving as a director on the date options are issued under the plan is eligible to participate. The persons serving as Chairman of the Board and Chairman of the Audit Committee on the date options are issued for those positions under the plan are eligible to participate.

         The Board has authorized the issuance or delivery of options to purchase an aggregate of 1,000,000 shares of common stock under the plan, subject to customary antidilution and other adjustments provided for in the plan. Each person serving as a director on March 1 of each year is entitled to receive an option to purchase 25,000 common shares at an exercise price per share equal to the average fair market value on that date, but in no event less than the conversion price for the Series B Convertible Preferred Stock of Buyers United, which is now $2.00 per share. On the dates the Board appoints the Chairman of the Board and Chairman of the Audit Committee to serve for the next year, each person so appointed is entitled to receive an option to purchase 15,000 common shares at an exercise price per share equal to the average fair market value on that date, but in no event less than the conversion price for the Series B Convertible Preferred Stock of Buyers United. Each option issued under the plan is exercisable over a term of five years. The number of options issuable each year under the plan, as well as options outstanding under the plan, is subject to customary antidilution and other adjustments provided for in the plan. Options issued under the plan are not exclusive and the plan does not limit the authority of the Board or its committees to grant awards or authorize any other compensation, with or without reference to shares, under any other plan or authority.

         The plan is administered by a committee, which is either the Board of Directors or a committee appointed by the Board for such purpose. The Board of Directors has not appointed a committee to administer the plan, so the entire Board is now the committee administering the plan. Subject to the limitations of the plan, the committee has broad authority under the plan, including, for example, the authority:

         o To construe and interpret this plan;
         o To make all other determinations required by this plan;
         o To maintain all the necessary records for the administration of this plan; and
         o To make and publish forms, rules and procedures for administration of the plan.

         In 2004 the Board, and each of our directors individually, agreed to renounce their right to receive options under the plan for 2004, and instead receive options outside the plan for a lower number of shares. Accordingly, the Board approved in January 2004 the issuance to each director of options to purchase 10,000 shares of common stock and to Steve Barnett as chairman of the Audit Committee options to purchase 5,000 additional shares. All of the options are exercisable over a term of five years at $3.05 per share, which was the market price for our common stock in the public market on the date of grant.

                                  COMPENSATION

Annual compensation

         The table on the following page sets forth certain information regarding the annual and long-term compensation for services in all capacities to Buyers United for the prior fiscal years ended December 31, 2003, 2002, and 2001, of those persons who were either (i) the chief executive officer during the last completed fiscal year or (ii) one of the other four most highly compensated executive officers as of the end of the last completed fiscal year whose annual salary and bonuses exceeded $100,000 (collectively, the "Named Executive Officers").

                                                      Annual                 Long Term
                                                   Compensation            Compensation
                                                   ------------            ------------
                                                                       Securities Underlying           All Other
Name and Principal Position             Year        Salary ($)           Options/SARs (#)           Compensation ($)
---------------------------             ----        ----------           ----------------           ----------------
Theodore Stern                          2003                -0-                       -0-                   74,750
  Chairman and Chief                    2002                -0-                     80,000                  70,000
  Executive Officer                     2001                -0-                     40,000                  70,000

Paul Jarman                             2003            132,808                    174,500                  18,463
  President and Director                2002            125,000                     11,668                  21,481
                                        2001            122,710                       -0-                   57,067

G. Douglas Smith                        2003            132,808                       -0-                   18,463
  Executive Vice President              2002            125,000                      7,668                  21,252
                                        2001            124,405                    178,334                     -0-

Kenneth D. Krogue                       2003            137,698                      -0-                    18,463
  Executive Vice President              2002            123,538                    106,739                  22,282
                                        2001            109,851                     40,000                  13,866

Stock Options

         The following table sets forth certain information with respect to grants of stock options during 2003 to the Named Executive Officers.

                                           Number of         % of Total Options/SARs
                                     Securities Underlying     Granted to Employees        Exercise or       Expiration
Name and Principal Position             Options Granted           In Fiscal Year         Base Price ($/Sh)      Date
---------------------------             ---------------           --------------         -----------------      ----
Theodore Stern                                  -0-                     -                       -                -
  Chairman, Chief
  Executive Officer

Paul Jarman                                   12,000                   1.8                    $2.42           01/15/08
  President and Director                      12,500                   1.8                    $2.40           09/24/08
                                             150,000                  21.9                    $2.50           11/11/08

G. Douglas Smith                                -0-                     -                       -                -
  Executive Vice President

Kenneth D. Krogue                               -0-                     -                       -                -
  Executive Vice President

         The following table sets forth certain information with respect to unexercised options held by the Named Executive Officers. No outstanding options held by the Named Executive Officers were exercised in 2003.

                                                 Number of Securities                  Value of Unexercised
                                            Underlying Unexercised Options             In-the-Money Options
                                                at Fiscal Year End (#)              At Fiscal Year End ($) (1)
Name and Principal Position                   Exercisable/ Unexercisable            Exercisable/ Unexercisable
---------------------------                   --------------------------            --------------------------
Theodore Stern                                      172,500 / -0-                         $88,200 / -0-
  Chairman, Chief
  Executive Officer

Paul Jarman                                        452,966 / 150,000                     $152,848 / $82,500
  President and Director

G. Douglas Smith                                   624,916 / -0-                         $262,218 / -0-
  Executive Vice President

Kenneth D. Krogue                                  333,770 / -0-                         $199,664 / -0-
  Executive Vice President

(1) This value is determined on the basis of the difference between the fair market value of the securities underlying the options and the exercise price at December 31, 2003. The fair market value of Buyers United's common stock at December 31, 2003 is determined by the last sale price on that date, which was $3.05 per share.

Description of Long Term Stock Incentive Plan

         The purpose of the Long Term Stock Incentive Plan (the "Plan") is to provide directors, officers, employees, and consultants with additional incentives by increasing their ownership interests in Buyers United. Directors, officers, and other employees of Buyers United and its subsidiaries are eligible to participate in the Plan. In addition, awards may be granted to consultants providing valuable services to Buyers United. As of December 31, 2003, Buyers United and its affiliates employed approximately 190 individuals who are eligible to participate in the Plan. The Board grants awards under the Plan. Awards may include incentive stock options, non-qualified stock options, stock appreciation rights, stock units, restricted stock, restricted stock units, performance shares, performance units, or cash awards.

         The Board has discretion to determine the terms of an award under the Plan, including the type of award, number of shares or units covered by the award, option price, term, vesting schedule, and post-termination exercise period or payment. Notwithstanding this discretion: (i) the number of shares subject to an award granted to any individual in any calendar year may not exceed 100,000 shares; (ii) the option price per share of common stock may not be less than 100 percent of the fair market value of such share at the time of grant or less than 110% of the fair market value of such shares if the option is an incentive stock option granted to a stockholder owning more than ten percent of the combined voting power of all classes of the stock of Buyers United (a "10% stockholder"); and (iii) the term of any incentive stock option may not exceed 10 years, or five years if the option is granted to a 10% stockholder. As of December 31, 2003, awards in the form of qualified incentive stock options to purchase a total of 863,639 shares were outstanding under the Plan.

         A maximum of 1,200,000 shares of common stock may be subject to outstanding awards, determined immediately after the grant of any award under the Plan. Shares of common stock, which are attributable to awards that have expired, terminated, or been canceled or forfeited during any calendar year, are available for issuance or use in connection with future awards.

         The Plan was effective March 11, 1999, and is not limited in duration. No incentive stock option may be granted more than 10 years after the effective date. The Plan may be amended by the Board without the consent of the stockholders, except that stockholder approval is required for any amendment that materially increases the aggregate number of shares of stock that may be issued under the plan or materially modifies the requirements as to eligibility for participation in the Plan.

                             PRINCIPAL STOCKHOLDERS

         The table on the following page sets forth, as of May 7, 2004, the number and percentage of the outstanding shares of common stock and warrants and options that, according to the information supplied to Buyers United, were beneficially owned by (i) each person who is currently a director, (ii) each executive officer, (iii) all current directors and executive officers as a group and (iv) each person who, to the knowledge of Buyers United, is the beneficial owner of more than five percent of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                                      Common          Percent
Name and Address                                      Shares        of Class (1)
----------------                                      ------        ------------
Principal stockholders:
-----------------------
033 Asset Management, LLC (2)                       1,195,000           8.9
125 High Street Suite 1405
Boston, MA 02110

Jon D. Gruber and J. Patterson McBaine (3)            870,000           6.5
50 Osgood Place, Penthouse
San Francisco, CA 94133

I-Link Incorporated                                   808,546           6.0
9775 Business Park Avenue
San Diego, CA 92131

Shannon River Capital Management, LLC (4)             775,000           5.8
650 Fifth Avenue, 6th Floor
New York, NY 10019

Officers and Directors:
-----------------------
Theodore Stern (5)                                  1,984,435          13.8
2970 One PPG Place
Pittsburgh, PA 15222

Gary Smith (5)(6)                                     520,084           3.8
14870 Pony Express Road
Bluffdale, UT 84065

Edward Dallin Bagley (5)                            1,371,954           9.6
2350 Oakhill Drive
Salt Lake City, UT 84121

Steve Barnett (5)                                     394,949           2.9
666 Dundee Road, Suite 1704
Northbrook, IL 60062

Paul Jarman (5)                                       742,052           5.3
14870 Pony Express Road
Bluffdale, UT 84065

David R. Grow (5)                                     150,000           1.1
14870 Pony Express Road
Bluffdale, UT 84065

G. Douglas Smith (5)(6)                               688,768           4.9
14870 Pony Express Road
Bluffdale, UT 84065

Kenneth D. Krogue (5)                                 352,226           2.6
14870 Pony Express Road
Bluffdale, UT 84065

All Executive officers and Directors (8 persons)    6,204,468          36.1
-----------------------

(1) These figures represent the percentage of ownership of the named individuals assuming each of them alone has exercised his or her options or conversion rights to purchase common shares, and percentage ownership of all officers and directors as a group, assuming all purchase and conversion rights held by such individuals are exercised.

(2) 033 Asset Management, LLC is the investment manager for 033 Growth Partners I, L.P., 033 Growth Partners II, LP, Oyster Pond Partners, LP, and 033 Growth International Fund Ltd., which hold an aggregate of 1,195,000 shares of Buyers United common stock. Consequently, 033 Asset Management, LLC may be deemed to hold an indirect beneficial interest in the shares held by these funds. 033 Asset Management, LLC disclaims any economic interest or beneficial ownership of the shares.

(3) Jon D. Gruber and J. Patterson McBaine are the direct beneficial holders of a total of 152,172 shares of common stock. Messrs. Gruber and McBaine are two of the three portfolio managers of Gruber McBaine Capital Management, LLC. Gruber McBaine Capital Management is the general partner of Lagunitas Partners LP and Firefly Partners LP. Further, Gruber McBaine Capital Management is the investment advisor of Gruber & McBaine International, with full voting and investment discretion. As a result of these relationships, Messrs. Gruber and McBaine may be deemed to have an indirect beneficial interest in a total of 717,828 shares held by Lagunitas Partners LP, Firefly Partners LP and Gruber & McBaine International.

(4) Shannon River Capital Management, LLC may be deemed to hold an indirect beneficial interest 241,129 shares of common stock held by Shannon River Partners, L.P. and 333,871 shares held by Shannon River Partners II, L.P. Furthermore, Shannon River Partners, L.P. and Shannon River Partners II, L.P. may be deemed to hold an indirect beneficial interest in 77,000 shares held by Wynnefield Partners Small Cap Value, LP I, 71,000 shares held by Wynnefield Partners Small Cap Value, LP, and 52,000 shares held by Wynnefield Small Cap Value Offshore Fund, Ltd. because of their status as portfolio managers for the funds, which means Shannon River Capital Management, LLC may also be deemed to hold an indirect beneficial interest in those shares.

(5) These figures include: for Mr. Stern Series A and B Preferred Stock convertible to 377,500 shares of common stock, warrants to purchase 382,500 shares of common stock at an exercise price of $2.00 per share, options to purchase 102,500 shares of common stock at exercise prices ranging from $2.50 to $5.06 per share, and 56,250 common shares for which outstanding promissory notes are convertible at a rate of $2.00 per share; for Mr. Gary Smith options to purchase 122,500 shares at prices ranging from $2.00 to $5.06 per share; for Mr. Bagley Series A and B Preferred Stock convertible to 157,500 shares of common stock, warrants to purchase 275,000 shares of common stock at an exercise price of $2.00 per share, options to purchase 47,500 shares of common stock at exercise prices ranging from $3.05 to $5.06, and 375,000 common shares for which outstanding promissory notes are convertible at the rate of $2.00 per share; for Mr. Barnett Series A Preferred Stock convertible to 20,000 shares of common stock and options to purchase 130,000 shares at exercise prices ranging from $2.00 to $5.06 per share; for Mr. Jarman options to purchase 452,966 shares of common stock at exercise prices ranging from $2.00 to $5.39 per share and options that vest over three years to purchase 150,000 additional shares at $2.50 per share; for Mr. G. Douglas Smith options to purchase 624,916 shares of common stock at exercise prices ranging from $2.00 to $5.39 per share; for Mr. Grow options to purchase 150,000 shares of common stock at exercise prices ranging from of $2.00 to $3.05, of which options to purchase 125,000 shares vest over three years; and for Mr. Krogue options to purchase 333,770 shares of common stock at exercise prices ranging from $2.00 to $2.70 per share.

(6)      Gary Smith is G. Douglas Smith's father.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Theodore Stern

         Beginning in December 2000 and continuing into 2003, Theodore Stern, the Chairman of the Board of Directors and Chief Executive Officer, made loans to Buyers United for working capital purposes. All of the loans bear interest at the rate of 12 percent per annum payable monthly and are unsecured. One loan made in February 2003 for $100,000 and another made in July 2003 for $86,563 were repaid in full later in 2003. Another loan for $112,500 made in December 2002 remains outstanding, is due in December 2004, and is convertible at the election of Mr. Stern to 56,250 shares of common stock. Further, a loan made in July 2003 for $348,825 remains outstanding and is due in July 2005, but it is not convertible to common stock.

         In consideration for the loans listed in the following table, we issued common stock to Mr. Stern and recorded the value of the stock at the market price on the date of issuance. All of these loans were repaid in 2004. The table shows the date and principal amount of the loans, the number of shares of common stock issued in consideration for the loans, and the value of the common stock:

Date of Loan                      Principal Amount ($)           Number of Shares           Value of Shares ($)
------------                      --------------------           ----------------           -------------------
December 7, 2000                        100,000                      10,000                      16,562
January 4, 2001                         180,000                      20,000                      22,500
January 19, 2001                        100,000                      10,000                      15,625
February 15, 2001                        10,000                       1,000                       1,500
March 26, 2001                          100,000                      10,000                      10,312
June 5, 2001                            500,000                      50,000                      60,000
June 15, 2001                           150,000                      15,000                      18,750
June 21, 2001                           100,000                      10,000                      12,500
June 26, 2001                            50,000                       5,000                       6,250

                                       31

July 6, 2001                            100,000                      10,000                      11,000
July 18, 2001                           150,000                      15,000                      12,750
August 30, 2001                         275,000                      27,500                      22,000
September 5, 2001                       100,000                      10,000                       8,500
September 19, 2001                      100,000                      10,000                       6,800
October 15, 2001                         50,000                      10,000                       6,100
December 12, 2001                       100,000                      10,000                       6,400
January 18, 2002                        100,000                      10,000                      10,000

         In October 2000, the Board approved a consulting agreement with Mr. Stern. Pursuant to this contractual arrangement Mr. Stern receives a monthly fee of $6,250 and expense allowance of $500 in connection with duties performed as our Chief Executive Officer. He earned, respectively, $74,750 and $70,000 in 2003 and 2002 under this arrangement, and $6,250 remained unpaid as of December 31, 2003.

         In November 2001, we agreed to issue 50,000 shares to Mr. Stern in consideration of extending the maturity date of the June 5, 2001 $500,000 promissory note to July 5, 2003. The value of the shares was recorded at $31,500. On December 4, 2001, we agreed to issue 156,500 shares to Mr. Stern in consideration of extending the maturity date of the remaining $1,565,000 then owing in notes payable listed above to July 5, 2003. The value of the shares was recorded at $93,900. All these notes were later extended further to July 5, 2004, but no additional compensation was paid to Mr. Stern.

         In September 2001, Buyers United issued 25,000 shares to Mr. Stern in consideration for Mr. Stern's personal guaranty of Buyers United's payment obligations under a new contract with Global Crossing Communications, Inc., that provides telecommunication services to us for resale. The shares were valued at $17,500 based on the then current market price.

         In February 2002, Mr. Stern gave his personal guaranty of up to $250,000 of obligations arising under our resale contract with MCI WorldCom, Inc. In consideration for providing the guaranty, we issued 25,000 shares to Mr. Stern valued at $30,750 based on the then current market price.

         In December 2002, Mr. Stern participated in providing funding for a deposit in connection with acquiring customers from Touch America, Inc. The total amount raised was $3,187,500, of which total Mr. Stern contributed $137,500 under terms identical to the other unaffiliated investors. All the unsecured promissory notes bear interest at 10 percent, payable monthly. Principal payments are also due monthly, based on 10 percent of the net billings collected from the Touch America customers during the prior calendar month, and the notes have no maturity date. As of December 31, 2003, we had repaid $84,854 of the principal on this note.

         On January 15, 2003, Mr. Stern gave his personal guaranty of up to $250,000 of obligations arising under a resale contract with Williams Communications. In consideration for providing the guaranty, we issued 15,000 shares to Mr. Stern valued at $36,300 based on the then current market price.

Transactions with other related parties

         In October 2000, the Board approved a two-year consulting arrangement with Gary Smith, a member of the Board. No fees were actually paid to Mr. Smith during 2000, and up through October 2002, Mr. Smith was paid $110,000 in fees under his consulting arrangement.

         On January 15, 2002, Paul Jarman, G. Douglas Smith, and Kenneth D. Krogue made unsecured loans to Buyers United in the total principal amount of $79,998, due July 15, 2003 and bearing interest at the rate of 12 percent per annum. In consideration for making the loans, Buyers United agreed to issue a total of 7,998 shares to these individuals valued at $8,798 based on the market price on the date of issuance. These loans were repaid in July 2003.

         At the end of 2002 and during the first part of 2003, Edward Dallin Bagley made two-year unsecured loans to Buyers United aggregating $750,000. The notes bear interest at 12 percent payable monthly, and are convertible into 375,000 shares of common stock (conversion rate of $2.00 per share).

         In February 2003, Buyers United issued a 12 percent unsecured promissory note to Steve Barnett in exchange for a loan of $50,000. Interest is payable monthly and the loan matures on July 1, 2004.

                          DESCRIPTION OF CAPITAL STOCK

         Buyers United's charter authorizes it to issue up to: (i) 100,000,000 shares of common stock, $0.0001 par value per share; and (ii) 15,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this Prospectus, there are 13,633,204 shares of common stock outstanding, and 1,827,500 shares of Series A Convertible Preferred Stock and 417,800 shares of Series B Convertible Preferred Stock outstanding. In addition, there are outstanding options, warrants and convertible notes to acquire up to an additional 8,386,359 shares of common stock.

Common stock

         Holders of the common stock are entitled to one vote per share on all matters submitted to the stockholders for a vote. There are no cumulative voting rights in the election of directors. The shares of common stock are entitled to receive such dividends as may be declared and paid by the board of directors out of funds legally available there for and to share, ratably, in the net assets, if any, of Buyers United upon liquidation. The stockholders have no preemptive rights to purchase any shares of our capital stock.

Preferred stock

         General. The board of directors, without further action by the holders of the common stock, is authorized to classify any shares of our authorized but unissued preferred stock as preferred stock in one or more series. With respect to each series, the board of directors may determine:

         o        The number of shares which shall constitute such series;

         o The rate of dividend, if any, payable on shares of such series;

         o Whether the shares of such series shall be cumulative, non-cumulative or partially cumulative as to dividends, and the dates from which any cumulative dividends are to accumulate;

         o Whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed;

         o The amount payable upon shares of such series in the event of the voluntary or involuntary dissolution, liquidation or winding up of the affairs of Buyers United;

         o The sinking fund provisions, if any, for the redemption of shares of such series;

         o        The voting rights, if any, of the shares of such series;

         o The terms and conditions, if any, on which shares of such series may be converted into shares of capital stock of Buyers United of any other class or series;

         o Whether the shares of such series are to be preferred over shares of capital stock of Buyers United of any other class or series as to dividends, or upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of Buyers United, or otherwise; and

         o Any other characteristics, preferences, limitations, rights, privileges, immunities or terms not inconsistent with the provisions of the Charter.

         The availability of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging takeover proposals, and the issuance of preferred stock could have the effect of delaying or preventing a change in control of Buyers United not approved by the board of directors.

         Series A Convertible Preferred Stock. Buyers United has outstanding 1,827,500 shares of Series A Convertible Preferred Stock. The Series A Stock is senior to the common stock with respect to payment of dividends and distributions in liquidation. Holders of the Series A Stock are entitled to receive dividends payable semi-annually equal to 8 percent of the liquidation preference value of the Series A Stock, which is $2.00 per share or a total of $3,655,000. No dividends or distributions may be made with respect to the common stock unless all dividend payments on the Series A Stock are current. Each share of Series A Stock is convertible at the election of the holder to one share of common stock, subject to adjustment in certain circumstances to prevent dilution of the equity interest of the holders of the Series A Stock. Buyers United may convert the Series A Stock to common stock when the market price of our common stock is $4.00 or more during 30 consecutive trading days. We may redeem the Series A Stock at the liquidation preference value after January 1, 2005. The Series A Stock does not have voting rights.

         Series B Convertible Preferred Stock. Buyers United has outstanding 417,800 shares of Series B Convertible Preferred Stock. The Series B Stock is senior to the common stock with respect to payment of dividends and distributions in liquidation. Holders of the Series B Stock are entitled to receive dividends payable semi-annually equal to 8 percent of the liquidation preference value of the Series B Stock, which is $10.00 per share or a total of $4,178,000. No dividends or distributions may be made with respect to the common stock unless all dividend payments on the Series B Stock are current. Each share of Series B Stock is convertible at the election of the holder to five shares of common stock, subject to adjustment in certain circumstances to prevent dilution of the equity interest of the holders of the Series B Stock. Buyers United may convert the Series B Stock to common stock when the market price of our common stock is $4.00 or more during 30 consecutive trading days. We may redeem the Series B Stock at the liquidation preference value after January 1, 2005. The Series B Stock does not have voting rights.

Statutory business combinations provision

         Buyers United is subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person becomes an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85 percent or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved at an annual or special meeting by the corporation's board of directors and by the holders of at least 66 2/3 percent of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined as any person who is: (i) the owner of 15 percent or more of the outstanding voting stock of the corporation; or (ii) an affiliate or associate of the corporation and who was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

         A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or bylaws, through action of its stockholders, to exempt itself from coverage, provided that such bylaw or certificate of incorporation amendment shall not become effective until 12 months after the date it is adopted. Buyers United has not adopted such an amendment to its certificate of incorporation or bylaws.

Limitation on directors' liabilities

         Pursuant to the certificate of incorporation and under Delaware law, directors and executive officers are not liable to Buyers United or its stockholders for monetary damages for breach of fiduciary duty, except liability in connection with a breach of duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, dividend payments or stock repurchases illegal under Delaware law, or any transaction in which a director has derived an improper personal benefit.

         Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which these persons may be involved because of their offices with us if they acted in good faith or in a manner reasonably believed to be in or not opposed to our best interests. However, nothing in the certificate of incorporation and bylaws protects or indemnifies a director, officer, employee, or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. To the extent that a director or officer has been successful in defense of any proceeding, our bylaws provides that he shall be indemnified against reasonable expenses incurred in connection therewith.

Penny stock rules

         It is likely public transactions in our stock will be covered by the Penny Stock rules, which impose significant restrictions on broker-dealers and may affect the resale of our stock. A penny stock is generally a stock that

         o        Is not listed on a national securities exchange or Nasdaq,
         o        Is listed in "pink sheets" or on the NASD OTC Bulletin Board,
         o        Has a price per share of less than $5.00 and
         o Is issued by a company with net tangible assets less than $5 million.

         The penny stock trading rules impose additional duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in common stock and other equity securities, including

         o        Determination of the purchaser's investment suitability,
         o Delivery of certain information and disclosures to the purchaser, and
         o Receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.

         Many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the penny stock trading rules. It is likely our common stock will be covered by the penny stock trading rules. Therefore, such rules may materially limit or restrict a holder's ability to resell our common stock, and the liquidity typically associated with other publicly traded equity securities may not exist.

Transfer agent

         The transfer agent for the common stock is Atlas Stock Transfer Company, Salt Lake City, Utah.

                              PLAN OF DISTRIBUTION

         The selling security holders and any of their pledgees, assignees, and successors-in-interest may, from time to time, sell any or all of their shares of common stock they acquire on exercise of their warrants or options on any stock exchange market or trading facility on which our shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares.

         o Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o        Privately negotiated transactions;

         o        Short sales;

         o Broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

         o        A combination of any such methods of sale; and

         o        Any other method permitted pursuant to applicable law.

         Rather than sell shares under this prospectus, the selling security holders may sell shares under Rule 144 adopted under the Securities Act of 1933, after at least one year elapses from the date the warrants or options are exercised and the other requirements of the Rule are satisfied. The selling security holders may also engage in short sales against the box, puts and calls, and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

         The selling security holders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling security holder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. Broker-dealers engaged by a selling security holder to sell its shares may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.

         The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts.

         We have agreed to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling security holders against certain losses, claims, damages, and liabilities, including liabilities under the Securities Act of 1933. The selling security holders have also agreed to indemnify us, and our directors, officers, agents, and representatives against certain liabilities, including certain liabilities under the Securities Act of 1933. In the opinion of the Securities and Exchange Commission such indemnification agreements are against public policy as expressed in the Securities Act of 1933 and are, therefore, unenforceable. The selling security holders and other persons participating in the distribution of the shares offered hereby are subject to the applicable requirements of Regulation M promulgated under the Securities Exchange Act of 1934 in connection with the sale of the shares.

                            SELLING SECURITY HOLDERS

         The following table details the name of each selling security holder, the number of shares owned by the selling security holder, and the number of shares that may be offered for resale under this prospectus. Because each selling security holder may offer all, some, or none of the shares it acquires on exercise of its warrants or options, and because there are currently no agreements, arrangements, or understandings with respect to the sale of any of the shares, no definitive estimate as to the number of shares that will be held by each selling security holder after the offering can be provided. The following table has been prepared assuming that all shares offered under this prospectus will be sold to parties unaffiliated with the selling security holders. Except as indicated, none of the selling security holders has had a significant relationship with us within the past three years, other than as a result of the ownership of our shares or other securities. Unless otherwise indicated, the selling security holders have sole voting and investment power over their respective shares.

                                                                   Number of           Number of        Percentage
                   Selling Security Holder                       shares owned       shares offered      owned after
                   -----------------------                       ------------       --------------      -----------
Adametz, James                                                        33,365            20,000              0.1
Alloy, Mark                                                          142,229            50,000              0.7
Bagley, Bryan                                                         50,000            50,000              0.0
Bagley, Dal (1)                                                    1,371,954           762,500              4.3
Barnett, Steve (1)                                                   404,949           215,000              1.4
Bazelon, Richard & Eileen                                            250,978            50,000              1.5
Bernath, Michael & Amy                                                87,821            25,000              0.5
Brimhall, George & Brenda                                             74,898            50,000              0.2

                                       37

Carrigan, Ellie                                                       72,536            41,000              0.2
Cohen, Leonard                                                        58,406            25,000              0.2
David, Philip                                                        100,086            30,000              0.5
David, Richard                                                       237,747           131,250              0.8
Deckelbaum, Morris Trust                                              63,899             5,000              0.4
Dickerson, David                                                     270,428           130,000              1.0
Dove, Krissy                                                           4,000             4,000              0.0
Dritz, Steven                                                        215,098            87,500              0.9
Elliott, Lang                                                         97,859            35,000              0.5
Engineering Fitness                                                   87,171            37,500              0.4
Fabbri, Ina                                                           55,000            55,000              0.0
Friedlander, Charles                                                  29,205            12,500              0.1
Fulton, Peter                                                         29,516            29,516              0.0
Galterio, Richard                                                    115,165            72,288              0.3
Gatewood, Bennie                                                      98,481            56,500              0.3
Getz, Norman                                                          57,631            25,000              0.2
Gilbert, Warren (New Amsterdam)                                       25,000            25,000              0.0
Gilleland, Ned                                                        44,162            15,625              0.2
Gleason/Orthopedic                                                   120,172            37,500              0.6
Gomes, Zachary                                                       137,026            25,000              0.8
Gordon, Chris                                                        459,211           314,500              1.0
Graves, Eugene                                                       133,531            75,000              0.4
Grow, David (1)                                                      150,000            75,000              0.5
Herzing, Henry                                                       547,058           225,000              2.3
Hickey, Bill & Pamela                                                225,428            85,000              1.0
Hickey, Kim                                                           77,949            50,000              0.2
Huse, Wilfred & Margaret                                             211,709           115,000              0.7
Jackson, William & Ann                                               139,356            50,000              0.7
Jacobs, Norman                                                       132,499            50,000              0.6
Jagmin, Anthony                                                      112,805            25,000              0.6
Janis, Michael & Rosamond                                             99,328            45,000              0.4
Jarman, Paul (1)                                                     742,052           440,466              2.1
Joseph, Ralph                                                         22,933            10,000              0.1
Kandel, Brian                                                         29,205            12,500              0.1
Keating, Patrick                                                      29,205            12,500              0.1
Kimball, Robert                                                       78,158            25,000              0.4
Krogue, Ken (1)                                                      352,226           333,770              0.1
Labarbara, Luann                                                       2,500             2,000              0.0
Labarbara, Vincent                                                    79,036            34,036              0.3
Larbuisson, Patrick                                                   20,000            20,000              0.0
LeBlanc, Gene                                                         15,770            12,500              0.0
Lee, Daniel                                                          239,520            65,625              1.3
Leithauser, Charles                                                   65,000            25,000              0.3
Leithauser, Charles, Trustee                                          63,081            25,000              0.3
MacNeil, Jeff & Shelly                                                93,289            21,250              0.5
Markel, Rosalind                                                      50,000            50,000              0.0
Marsillo, Mario                                                       36,959            20,584              0.1
Menillo, Gregory                                                     121,808            50,000              0.5
Menon, Venugopal                                                      16,542             5,000              0.1
Mirman, Al                                                            71,383             7,500              0.5
Mirman, Ilene                                                        111,142            77,736              0.2

                                       38

Moley, Andrew                                                        116,808            50,000              0.5
Mulkey II Ltd. Partnership                                            41,870            15,000              0.2
Mulkey, David                                                         88,536            50,000              0.3
Novogrodzky, Mario                                                    34,205            25,000              0.1
Nunley Investments                                                   185,666            50,000              1.0
Nunley, P.                                                            25,000            25,000              0.0
Patil, Jayakumar & Purnima                                           177,354            12,500              1.2
Pepe, Danielle                                                        10,000            10,000              0.0
Pobiel, Ronald                                                        13,843             2,500              0.1
Preusser, Frank                                                       28,985            12,500              0.1
Radulovic, Alex                                                       54,791            50,000              0.0
Rand, Eric                                                           388,017           241,000              1.1
Sansom, Roger                                                         14,958            10,000              0.0
Schiller, Leonard                                                    139,574            40,625              0.7
Schiller, Phillip                                                     42,205            25,000              0.1
Siegel, Marc & Joyce                                                  65,479            42,736              0.2
Smith, Donald                                                         48,967            20,000              0.2
Smith, G. Douglas (1)                                                688,768           624,916              0.4
Smith, Gary (1)                                                      480,084           112,500              2.7
Richard F. Miller & Karen E. Smith, Co-executors
  FBO Estate of George L. Smith                                      326,771            75,000              1.8
Smith, Rodney D.                                                       3,140             3,140              0.0
Smith, Thomas & Liz                                                  102,399            15,000              0.6
Sommer, Frederic                                                         800               800              0.0
Stern, Theodore (1)                                                1,984,435           908,750              7.6
Stewart, Stephen                                                      55,590            25,000              0.2
Stone, Joel                                                          178,254            50,000              0.9
Tanner, Stephen                                                       70,906            37,500              0.2
Toombs, Walter                                                        32,407            10,000              0.2
Trustees Bradshaw Taylor                                               5,000             5,000              0.0
Van Le, Linda                                                         29,205            12,500              0.1
Volpe, Michael                                                        22,720            16,020              0.0
Wall Street Group, Inc.                                               65,000            65,000              0.0
Wolfe, J. Michael                                                    103,739            50,000              0.4
Zayed, Adam                                                           11,000             4,000              0.1
------------------

(1) These persons are directors, officers and/or principal stockholders.

                                  LEGAL MATTERS

         The legality of the issuance of the shares that may be reoffered by the selling security holders and certain other matters will be passed upon for Buyers United by Parsons Behle & Latimer, Salt Lake City, Utah.

                                     EXPERTS

         The financial statements of Buyers United as of December 31, 2003 and for the years ended December 31, 2003 and 2002, appearing in this prospectus and registration statement have been audited by Crowe Chizek and Company LLC, independent auditors, as set forth in their report appearing elsewhere, and are included in reliance upon such report given upon the authority of Crowe Chizek and Company LLC as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         We have filed a registration statement on Form SB-2 under the Securities Act of 1933, with respect to the shares offered. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules. For further information with respect to Buyers United and the shares offered, reference is made to the registration statement and the exhibits and schedules filed with the Securities and Exchange Commission. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement, and the exhibits and schedules, may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, telephone 1-800-SEC-0330, and copies of all or any part of the registration statement may be obtained from the Commission upon payment of a prescribed fee. This information is also available from the Commission's Internet web site at http://www.sec.gov.

                          INDEX TO FINANCIAL STATEMENTS

                                                                          Page

Financial Statements for the Three Months Ended March 31, 2004
(Unaudited)

         Condensed Consolidated Balance Sheet as of March 31, 2004         42

         Condensed Consolidated Statements of Operations for the
           Three Months Ended March 31, 2004 and 2003                      43

         Condensed Consolidated Statements of Cash Flows for the
           Three Months Ended March 31, 2004 and 2003                      44

         Notes to Condensed Consolidated Financial Statements              46

Financial Statements for the Year Ended December 31, 2003

         Report of Independent Auditors                                    48

         Consolidated Balance Sheet as of December 31, 2003                49

         Consolidated Statements of Operations for the Years
           Ended December 31, 2003 and 2002                                50

         Consolidated Statements of Stockholders' Equity
           (Deficit) for the Years Ended December 31, 2003 and 2002        51

         Consolidated Statements of Cash Flows for the Years
           Ended December 31, 2003 and 2002                                53

         Notes to Consolidated Financial Statements                        55

                                               BUYERS UNITED, INC.

                               CONDENSED CONSOLIDATED BALANCE SHEET - (Unaudited)



                                                                                       March 31,        December 31,
                                                                                         2004               2003
                                                                                         ----               ----
                                    ASSETS
Current assets:
      Cash and cash equivalents                                                     $   7,325,130      $   3,055,384
      Restricted cash                                                                   1,568,566          1,569,336
      Accounts receivable, net                                                          8,336,602          8,162,483
      Other current assets                                                                248,676            243,844
                                                                              ---------------------------------------
            Total current assets                                                       17,478,974         13,031,047

Property and equipment, net                                                             2,783,195          2,424,642
Intangible assets, net                                                                  8,074,756          8,018,682
Other assets                                                                              441,530            496,787
                                                                              ---------------------------------------

            Total assets                                                            $  28,778,455      $  23,971,158
                                                                              =======================================



                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
      Line of credit                                                                $   3,461,104      $   4,093,782
      Current portion of long-term debt and capital lease obligations                   6,234,257          7,781,484
      Accounts payable                                                                  9,495,964         11,248,152
      Accrued liabilities                                                               1,816,954          1,828,864
                                                                              ---------------------------------------
            Total current liabilities                                                  21,008,279         24,952,282

Long-term debt and capital lease obligations                                              245,980            646,126
                                                                              ---------------------------------------

            Total liabilities                                                          21,254,259         25,598,408

Stockholders' equity (deficit):
      Preferred stock
        Series A                                                                              183                187
        Series B                                                                               42                 72
      Common stock                                                                          1,308                760
      Additional paid-in capital                                                       29,250,294         20,193,148
      Warrants and options outstanding                                                  4,012,394          3,928,110
      Accumulated deficit                                                             (25,740,025)       (25,749,527)
                                                                              ---------------------------------------
            Total stockholders' equity (deficit)                                        7,524,196         (1,627,250)
                                                                              ---------------------------------------

            Total liabilities and stockholders' equity (deficit)                    $  28,778,455      $  23,971,158
                                                                              =======================================


                                                     See accompanying notes

                                                                42

                                          BUYERS UNITED, INC.

                     CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - (Unaudited)


                                                                         Three Months Ended March 31,
                                                                  --------------------------------------
                                                                            2004               2003
                                                                            ----               ----
Revenues:
      Telecommunications services                                      $  16,743,707      $  15,481,120
      Other
                                                                                   -                  -
                                                                  --------------------------------------
            Total revenues                                                16,743,707         15,481,120

Operating expenses:
      Costs of revenues                                                    9,176,193          8,664,767
      General and administrative                                           4,017,284          3,626,700
      Selling and promotion                                                3,103,991          2,331,069
                                                                  --------------------------------------
            Total operating expenses                                      16,297,468         14,622,536
                                                                  --------------------------------------

            Income from operations                                           446,239            858,584

Other income (expense):
      Interest income                                                         13,850              2,601
      Interest expense                                                      (357,424)          (485,929)

      Gain on early extinguishment of debt                                   109,150                  -
                                                                  --------------------------------------
            Total other expense, net                                        (234,424)          (483,328)
                                                                  --------------------------------------

            Net income                                                 $     211,815      $     375,256

8% Preferred dividends on Series A and B preferred stock                    (202,313)          (181,895)
                                                                  --------------------------------------

            Net income applicable to common stockholders               $       9,502      $     193,361
                                                                  ======================================



Net income per common share:
            Basic                                                      $           -      $        0.03
            Diluted                                                                -               0.03



Weighted average common shares outstanding:
            Basic                                                          8,786,182          6,107,466
            Diluted                                                       10,589,677          6,150,660


                                                See accompanying notes

                                                          43

                                                     BUYERS UNITED, INC.

                            CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - (Unaudited)

                                                                                 Three Months Ended March 31,
                                                                             ------------------------------------
                                                                                  2004                  2003
                                                                                  ----                  ----
Cash flows from operating activities:
      Net income                                                             $     211,815         $     375,256
      Adjustments to reconcile net income to net cash used in
        operating activities:
            Depreciation and amortization                                          970,094               590,363
            Amortization included in interest expense resulting from
              issuing stock with notes                                                   -                 5,312
            Amortization of discount on notes payable                               57,276               114,064
            Amortization of note financing costs                                    25,000                39,241
            Amortization of deferred consulting fees                                     -                 5,209
            Changes in operating assets and liabilities:
                  Accounts receivable                                             (174,119)           (2,723,196)
                  Other assets                                                     (29,832)             (460,358)
                  Checks in excess of available cash balances                            -               372,612
                  Accounts payable                                              (1,757,254)            2,832,159
                  Accrued liabilities                                              355,724               396,677
                                                                          ---------------------------------------

                     Net cash provided by (used in) operating
                       activities                                                 (341,296)            1,547,339
                                                                          ---------------------------------------


Cash flows from investing activities:
      Increase (decrease) in other assets                                           16,176               (26,526)
                                                                                  (757,856)                    -
      Purchases of property and equipment                                         (587,784)             (402,918)
                                                                          ---------------------------------------

                     Net cash used in investing activities                      (1,329,464)             (429,444)
                                                                          ---------------------------------------


Cash flows from financing activities:
      Restricted cash                                                                  770              (480,485)
      Net borrowings and payments under line of credit                            (632,678)             (989,118)
      Borrowings under notes payable, net of debt issuance costs                         -               496,810
      Exercise of options and warrants                                             917,000                     -
      Private placement of common stock, net of offering costs                   8,160,063                     -
      Repurchase of common stock                                                  (500,000)                    -
      Principal payments on long-term debt                                      (2,004,649)           (1,077,185)
                                                                          ---------------------------------------

                    Net cash provided by (used in) financing
                      activities                                                 5,940,506            (2,049,978)
                                                                          ---------------------------------------


Net increase (decrease) in cash and cash equivalents                             4,269,746              (932,083)
Cash and cash equivalents at the beginning of the period                         3,055,384               994,360
                                                                          ---------------------------------------

Cash and cash equivalents at the end of the period                           $   7,325,130         $      62,277
                                                                          =======================================


                                           See accompanying notes

                                                      44

                                               BUYERS UNITED, INC.

                          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - (Unaudited)

                                                                                 Three Months Ended March 31,
                                                                             ------------------------------------
                                                                                  2004                  2003
                                                                                  ----                  ----
Supplemental cash flow information:
      Cash paid for interest                                                 $     386,609         $     280,597

Supplemental schedule of noncash investing and financing activities:
      Issuance of common shares in payment of preferred stock dividend       $     476,256         $     377,688
      Accrual of dividend payable on preferred stock                               202,313               181,895
      Issuance of common shares for officer's personal guranty                           -                36,300
      Issuance of warrants with private placement of common stock                  189,336                     -
      Retire and replace note payable                                                    -               800,000
      Close Touch America transaction and record obligation                              -             3,750,000





                                             See accompanying notes

                                                      45

                               BUYERS UNITED, INC.

       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Unaudited)

                                 March 31, 2004

1. Basis of Presentation

   The accompanying unaudited condensed consolidated financial statements of Buyers United, Inc. ("the Company" or "Buyers United") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q of Regulation S-X. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.

   It is management's opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year.

   For further information, refer to the consolidated financial statements and footnotes included in the Company's annual report on Form 10-KSB for the year ended December 31, 2003.


2. Summary of Significant Accounting Policies

   Stock-Based Compensation: Employee compensation expense under stock options is reported using the intrinsic method. No stock-based compensation cost is reflected in net income applicable to common stockholders, since all options had an exercise price equal to or greater than the market price of the underlying common stock at the date of grant. The following table illustrates the effects on net income (loss) applicable to common stockholders and earnings (loss) per share if expense was measured using the fair value recognition provision of SFAS No. 123, "Accounting for Stock-Based Compensation:"

                                                                       Three months ended March 31,
                                                                       ----------------------------
                                                                          2004              2003
                                                                          ----              ----
         Net income applicable to common stockholders:
         As reported                                                  $    9,502        $  193,361
         Pro forma stock-option based compensation                      (113,092)          (69,132)
         Pro forma net income (loss) applicable to
           common stockholders                                        $ (103,590)       $  124,229


         Basic and diluted net income (loss) per common share:
         As reported:                                                 $        -        $     0.03
         Pro forma basic and diluted net income (loss)
           per common share                                           $    (0.01)       $     0.02

3. Acquisitions

   Buyers United entered into an agreement to purchase 37 dedicated long distance customers from Source Communications, LLC for $750,000 in February 2004. The transaction was closed in March 2004.


4. Gain on early extinguishment of debt

   In the summer of 2003 the Company entered into a Purchase Agreement to acquire approximately 12,000 long distance customers from Glyphics Communications, Inc. Subsequently, the two parties agreed that Buyers United would accelerate payments under the agreement in exchange for a discount on the purchase price. The final payment under the agreement was made in February 2004, and the Company recorded a $109,150 gain on the early extinguishment of the debt.

5. Accrued liabilities

   Accrued liabilities consisted of the following:

                                           March 31,            December 31,
                                             2004                   2003
                                             ----                   ----
         Accrued commissions             $    839,153           $   669,523
         Accrued dividends                    202,313               478,599
         Other                                775,488               680,742
                                         ------------           -----------
                                         $  1,816,954           $ 1,828,864
                                         ============           ===========


6. Capital Transactions

   During the three months ended March 31, 2004, investors exercised warrants to purchase a total of 157,000 shares of common stock. Total proceeds received in these transactions was $362,000.

   On March 15, 2004 the Company closed a private placement to institutional and accredited investors. The Company sold 3,782,000 shares of common stock at $2.30 per share, or a total of approximately $8.7 million. Net proceeds of the offering after placement fees and expenses were approximately $8.1 million.

   In connection with the placement, Acceris Communications Inc., formerly I-link Incorporated and the holder of 300,000 shares of Series B Convertible Preferred Stock, converted all of its preferred stock to 1.5 million common shares. Acceris subsequently sold 750,000 of those common shares to the investors in the private placement at $2.30 per share.

   In January and February 2004, three Directors exercised options to purchase a total of 255,000 shares of Common Stock. Total proceeds received by the Company in connection with these exercises was $555,000.

   In December 2003, a holder of 100,000 shares of Series B Convertible Preferred Stock converted all of those shares to 500,000 shares of common stock. In January 2004, the holder sold those common shares plus 14,560 additional shares, or a total of 514,560 shares, to Buyers United for $500,000 in a privately negotiated transaction.


7. Major suppliers

   For the three-month periods ended March 31, 2004 and 2003, approximately 53 and 66 percent, respectively, of the Company's cost of revenue was generated from two telecommunication providers. As of March 31, 2004 and December 31, 2003, respectively, the Company owed $3.6 million and $3.0 million to these providers. The Company has entered into contractual agreements with these vendors. During 2002 one of these providers filed for bankruptcy protection under Chapter 11, and the other provider is currently being scrutinized by the Securities and Exchange Commission over certain accounting practices.


8. Subsequent events

   During the first week of April 2004, investors exercised warrants to purchase an additional 74,500 shares of common stock. Total proceeds received in these transactions was $186,250.

   On April 12, 2004, the Company repaid $2.3 million in promissory notes to one of its directors. The director subsequently exercised warrants to purchase 297,500 shares of common stock, and the Company received proceeds of $595,000.

   On April 26, 2004, the Company repaid a $50,000 note payable to another of its directors.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Buyers United, Inc. and Subsidiary
Salt Lake City, Utah


We have audited the accompanying consolidated balance sheet of Buyers United, Inc. and Subsidiary as of December 31, 2003 and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buyers United, Inc. and Subsidiary as of December 31, 2003 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.




                                                    Crowe Chizek and Company LLC

Oak Brook, Illinois
March 11, 2004, except for Note 14
  as to which the date is March 15, 2004

                                            BUYERS UNITED, INC.

                                        CONSOLIDATED BALANCE SHEET

                                             December 31, 2003

                                          ASSETS
Current assets:
      Cash and cash equivalents                                                             $     3,055,384
      Restricted cash                                                                             1,569,336
      Accounts receivable, net of allowance for uncollectible
        accounts of $2,931,000                                                                    8,162,483
      Other current assets                                                                          243,844
                                                                                           -----------------
            Total current assets                                                                 13,031,047

Property and equipment, net                                                                       2,424,642
Intangible assets, net                                                                            8,018,682
Other assets                                                                                        496,787
                                                                                           -----------------

            Total assets                                                                    $    23,971,158
                                                                                           =================



                           LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
      Line of credit                                                                        $     4,093,782
      Current portion of long-term debt and capital lease obligations                             7,781,484
      Accounts payable                                                                           11,248,152
      Accrued liabilities                                                                         1,828,864
                                                                                           -----------------
            Total current liabilities                                                            24,952,282

Long-term debt and capital lease obligations                                                        646,126
                                                                                           -----------------

            Total liabilities                                                                    25,598,408

Stockholders' deficit:
      Preferred stock, $0.0001 par value, 15,000,000 shares authorized; Series A
        8% cumulative convertible preferred stock; 1,865,000
        shares issued and outstanding (liquidation value of $3,730,000)                                 187
      Series B 8% cumulative convertible preferred stock; 721,729
        shares issued and outstanding (liquidation value of $7,217,290)                                  72
      Common stock, $0.0001 par value; 100,000,000 shares authorized;
        7,604,584 shares issued and outstanding                                                         760
      Additional paid-in capital                                                                 20,193,148
      Warrants and options outstanding                                                            3,928,110
      Accumulated deficit                                                                       (25,749,527)
                                                                                           -----------------
            Total stockholders' deficit                                                          (1,627,250)
                                                                                           -----------------

            Total liabilities and stockholders' deficit                                     $    23,971,158
                                                                                           =================



                                          See accompanying notes

                                                     49

                                               BUYERS UNITED, INC.

                                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                  Year Ended December 31,
                                                                            -------------------------------------
                                                                                    2003               2002
                                                                                    ----               ----
Revenues                                                                       $  63,312,964      $  30,163,450

Operating expenses:
      Costs of revenues                                                           34,597,486         16,295,201
      General and administrative                                                  14,830,565          7,365,569
      Selling and promotion                                                       10,839,529          4,646,029
                                                                            -------------------------------------
            Total operating expenses                                              60,267,580         28,306,799
                                                                            -------------------------------------

            Income from operations                                                 3,045,384          1,856,651

Other income (expense):
      Interest income                                                                 13,513             17,980
      Interest expense                                                            (1,884,258)        (1,544,448)
                                                                            -------------------------------------
            Total other expense, net                                              (1,870,745)        (1,526,468)
                                                                            -------------------------------------

            Net income                                                         $   1,174,639      $     330,183

8% Preferred dividends on Series A and B preferred stock                            (873,495)          (749,725)
                                                                            -------------------------------------

            Net income (loss) applicable to common stockholders                $     301,144      $    (419,542)
                                                                            =====================================



Net income (loss) per common share:
            Basic                                                              $        0.05      $       (0.07)
            Diluted                                                                     0.04              (0.07)

Weighted average common shares outstanding:
            Basic                                                                  6,378,047          5,740,811
            Diluted                                                                6,847,646          5,740,811



                                                 See accompanying notes

                                                          50

                                               BUYERS UNITED, INC. AND SUBSIDIARY

                                        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT


                                                                           Preferred Stock       Common Stock       Additional
                                                                        ------------------------------------------   Paid-in
                                                                             Shares   Amount     Shares    Amount    Capital
                                                                        ---------------------------------------------------------
Balance at December 31, 2001                                               2,433,800  $  244   5,312,629  $   531  $ 15,190,855

      Conversion of preferred shares to common                               (15,000)     (2)     55,000        6            (4)
      Issuance of common shares in connection with notes payable                   -       -      17,998        2        18,796
      Issuance of warrants for services and with consulting agreements             -       -           -        -             -
      Amortization of deferred consulting fees                                     -       -           -        -             -
      Issuance of warrants with notes payable                                      -       -           -        -             -
      Issuance of common stock for debt guarantee                                  -       -      25,000        3        30,747
      Imputed interest on notes payable                                            -       -           -        -        28,686
      Cancellation of warrants issued for services                                 -       -           -        -             -
      Preferred stock dividends                                                    -       -           -        -             -
      Issuance of common shares as payment of preferred stock dividends            -       -     574,635       57       750,296
      Net income                                                                   -       -           -        -             -
                                                                        ---------------------------------------------------------

Balance at December 31, 2002                                               2,418,800     242   5,985,262      599    16,019,376



      Conversion of preferred shares to common                              (116,000)    (11)    580,000       58           (47)
      Issuance of preferred stock in connection with the I-Link
        acquisition                                                          283,929      28           -        -     1,613,855
      Exercise warrants to purchase Common Stock, net of issuance costs            -       -     522,500       52     1,395,020
      Exercise employee options to purchase Common Stock                           -       -      27,500        3        54,997
      Issuance of common shares in connection with notes repayment                 -       -      50,000        5            (5)
      Repurchase shares from stockholders                                          -       -      (2,774)       -        (4,851)
      Amortization of deferred consulting fees                                     -       -           -        -             -
      Issuance of warrants for services                                            -       -           -        -             -
      Issuance of common stock for debt guarantee                                  -       -      15,000        1        36,298
      Imputed interest on notes payable                                            -       -           -        -         5,312
      Cancellation of warrants issued for services                                 -       -           -        -       304,690
      Preferred stock dividends                                                    -       -           -        -             -
      Issuance of common shares as payment of preferred stock dividends            -       -     427,096       42       768,503
      Net income                                                                   -       -           -        -             -
                                                                        ---------------------------------------------------------

Balance at December 31, 2003                                               2,586,729  $  259   7,604,584  $   760  $ 20,193,148
                                                                        =========================================================


                                                           -continued-

                                                               51

                                               BUYERS UNITED, INC. AND SUBSIDIARY

                                        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT


                                                                         Warrants/     Deferred
                                                                          Options     Consulting    Accumulated
                                                                        Outstanding      Fees         Deficit         Total
                                                                       ----------------------------------------------------------
Balance at December 31, 2001                                            $  4,383,334  $ (98,406)   $  (25,631,129) $(6,154,571)

      Conversion of preferred shares to common                                     -          -                 -            -
      Issuance of common shares in connection with notes payable                   -          -                 -       18,798
      Issuance of warrants for services and with consulting agreements       102,118          -                 -      102,118
      Amortization of deferred consulting fees                                     -     73,232                 -       73,232
      Issuance of warrants with notes payable                                232,259          -                 -      232,259
      Issuance of common stock for debt guarantee                                  -          -                 -       30,750
      Imputed interest on notes payable                                            -          -                 -       28,686
      Cancellation of warrants issued for services                          (125,197)         -                 -     (125,197)
      Preferred stock dividends                                                    -          -          (749,725)    (749,725)
      Issuance of common shares as payment of preferred
        stock dividends                                                            -          -                 -      750,353
      Net income                                                                   -          -           330,183      330,183
                                                                       ----------------------------------------------------------

Balance at December 31, 2002                                               4,592,514    (25,174)      (26,050,671)  (5,463,114)


      Conversion of preferred shares to common                                     -          -                 -            -
      Issuance of preferred stock in connection with the I-Link
        acquisition                                                                -          -                 -    1,613,883
      Exercise warrants to purchase Common Stock, net of issuance costs     (385,055)         -                 -    1,010,017
      Exercise employee options to purchase Common Stock                           -          -                 -       55,000
      Issuance of common shares in connection with notes repayment                 -          -                 -            -
      Repurchase shares from stockholders                                          -          -                 -       (4,851)
      Amortization of deferred consulting fees                                     -     25,174                 -       25,174
      Issuance of warrants for services                                       25,341          -                 -       25,341
      Issuance of common stock for debt guarantee                                  -          -                 -       36,299
      Imputed interest on notes payable                                            -          -                 -        5,312
      Cancellation of warrants issued for services                          (304,690)         -                 -            -
      Preferred stock dividends                                                    -          -          (873,495)    (873,495)
      Issuance of common shares as payment of preferred stock dividends            -          -                 -      768,545
      Net income                                                                   -          -         1,174,639    1,174,639
                                                                       ----------------------------------------------------------

Balance at December 31, 2003                                            $  3,928,110  $       -    $  (25,749,527) $(1,627,250)
                                                                       ==========================================================



                                                 See accompanying notes

                                                           52

                                               BUYERS UNITED, INC.

                                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                     Year Ended December 31,
                                                                              ---------------------------------------
                                                                                     2003               2002
                                                                                     ----               ----
Cash flows from operating activities:
      Net income                                                                  $   1,174,639     $     330,183
      Adjustments to reconcile net income to net cash used in
        operating activities:
            Depreciation and amortization                                             3,863,516         1,191,196
            Amortization included in interest expense resulting from
              issuing stock with notes                                                    5,312            28,686
            Amortization of discount on notes payable                                   414,301           237,444
            Amortization of note financing costs                                        115,182           174,977
            Amortization of deferred consulting fees                                     25,174            73,232
            Expense related to the grant of options to purchase common shares                 -           (23,079)
            Changes in operating assets and liabilities:
                  Accounts receivable                                                (2,512,269)       (3,378,341)
                  Other assets                                                         (697,427)       (2,379,009)
                  Checks in excess of available cash balances                                 -          (186,866)
                  Accounts payable                                                    4,711,897         1,821,236
                  Accrued liabilities                                                   278,315           432,183
                                                                              ---------------------------------------

                        Net cash provided by (used in) operating activities           7,378,640        (1,678,158)
                                                                              ---------------------------------------

Cash flows from investing activities:
      Increase in other assets                                                         (167,360)         (194,915)
      Purchases of property and equipment                                            (1,574,986)         (317,399)
      Purchase of customer accounts                                                           -        (3,000,000)
                                                                              ---------------------------------------

                        Net cash used in investing activities                        (1,742,346)       (3,512,314)
                                                                              ---------------------------------------

Cash flows from financing activities:
      Restricted cash                                                                  (985,334)          106,310
      Net borrowings and payments under line of credit                                2,817,530           702,080
      Borrowings under notes payable, net of debt issuance costs                      2,299,955         7,818,850
      Principal payments on notes payable and other long-term obligations            (8,767,587)       (2,499,508)
      Exercise of warrants and employee options, net of offering costs                1,065,018                 -
      Repurchase of shares from stockholders with less than 100 shares                   (4,852)                -
                                                                              ---------------------------------------

                        Net cash provided by (used in) financing activities          (3,575,270)        6,127,732
                                                                              ---------------------------------------


Net increase in cash and cash equivalents                                             2,061,024           937,260
Cash at the beginning of the period                                                     994,360            57,100
                                                                              ---------------------------------------

Cash at the end of the period                                                     $   3,055,384     $     994,360
                                                                              =======================================



                                                 See accompanying notes

                                                            53

                                                       BUYERS UNITED, INC.

                                              CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                         Year Ended December 31,
                                                                                  ---------------------------------------
                                                                                         2003                2002
                                                                                     -------------      -------------

Supplemental cash flow information:
      Cash paid for interest                                                         $   1,208,543      $     890,490


Supplemental schedule of noncash investing and financing activities:
      Issuance of common shares in payment of preferred stock dividend               $     768,574      $     750,353
      Issuance of common shares in payment of deferred financing costs                           -             18,793
      Issuance of common shares for officer's personal guaranty                             36,300             30,750
      Issuance of warrants with promissory notes                                                 -            232,259
      Accrual of dividend payable on preferred stock                                       873,495            749,725
      Retire and replace note payable                                                      800,000                  -
      Acquire customers from Touch America                                               3,411,421                  -
      Acquire customers from Glyphics, Inc.                                                543,558                  -
      Issuance of preferred stock to acquire VoIP Network assets                         1,705,236                  -
      Convert accrued interest to note payable                                             435,388                  -
      Capital expenditures financed with capital lease obligation                          100,691                  -





                                                     See accompanying notes

                                                               54

                               BUYERS UNITED, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 2003

NOTE 1 - DESCRIPTION OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

Organization

Buyers United, Inc. ("the Company") was incorporated on August 23, 1994 in the state of Utah and was reincorporated in the state of Delaware on April 9, 1999. During 2003, the Company established a wholly-owned subsidiary in Virginia for the purpose of conducting business in that state.

Buyers United is an aggregator and provider of telecommunications services. The Company contracts with a number of third party providers for the right to resell the various telecommunication services and products they provide, and then offers all of these various services to its customers. The Company also operates a dedicated VoIP Network, and advanced customer contact handling/management software applications that enable it to offer enhanced services to customers. The variety of services and products the Company offers allows the customer to buy only those telecommunications services it needs from one source, combine those services in a customized package, receive one bill for those services, and make one call to Buyers United if a service problem or billing issue arises.

Summary of Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Buyers United, Inc. and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates include the allowance for doubtful accounts and attrition rates used to determine the estimated useful lives of customer lists acquired.

Revenue Recognition: The Company's revenue recognition policy with respect to reseller agreements is to record gross revenues and receivables from customers when the Company acts as principal in the transaction; takes title to the products or services; and has risks and rewards of ownership, such as risk of loss for collection, delivery, or returns. Revenues from sales of services are recognized upon providing the services to the customers.

Cash and cash equivalents: All highly liquid assets with an original maturity of three months or less are considered to be cash equivalents.

Restricted Cash: In accordance with the Company's agreements with RFC Capital Corp. (Note 5) and with certain vendors, the Company maintains a restricted cash account for the collection of the Company's receivables. As of December 31, 2003, the Company had $1.6 million of cash that was restricted.

Accounts Receivable and Allowance for Doubtful Accounts: Accounts receivable is comprised of amounts billed and billable to customers, net of an allowance for uncollectible amounts. The accounts receivable balance outstanding as of December 31, 2003 is comprised of the following:

         Billed amounts                                  $   9,863,111
         Unbilled amounts                                    1,230,372
                                                            11,093,483
         Less: allowance for uncollectible accounts         (2,931,000)
                                                         -------------
                                                         $   8,162,483
                                                         =============

Finance charges are assessed to accounts once the amount owed is past due based on their specific terms. The allowance for doubtful accounts is estimated by management and is based on specific information about customer accounts, past loss experience, and general economic conditions. An account is written off by management when deemed uncollectible, although collections efforts may continue.

Property and Equipment: Property and equipment are stated at cost. Major additions and improvements are capitalized, while minor repairs and maintenance costs are expensed when incurred. In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes certain costs incurred for the development of internal use software. These costs include the costs associated with coding, software configuration, upgrades, and enhancements. Of such costs the Company capitalized approximately $118,000 and $127,000 during 2003 and 2002, respectively.

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets as follows:

         Computer and office equipment                     2 to 3 years
         Internal-use software                                2 years
         Furniture and fixtures                            3 to 7 years

Advertising Costs: The Company advertises its services through traditional venues such as print media to the general public. Costs associated with these advertising efforts are expensed as incurred, and were $27,438 and $29,781 for the years ended December 31, 2003 and 2002, respectively.

Fair Value of Financial Instruments: The carrying amounts reported in the accompanying consolidated balance sheet for cash, receivables, and accounts payable approximate fair values because of the immediate or short-term maturities of these financial instruments. The fair value of the Company's notes payable and preferred stock also approximate fair value based on current rates for similar debt and fixed-rate instruments.

Debt Issuance Costs: As an inducement to various investors, shareholders, and board members to lend monies to the Company, shares of common stock and warrants to purchase shares of common stock were issued to them. The fair market value of those shares at the date of issuance has been capitalized as debt issuance costs and is being amortized over the life of the loans. Amortization of these costs for the years ended December 31, 2003 and 2002 was $414,298 and $237,446, respectively, and are included in interest expense.

Stock-Based Compensation: Employee compensation expense via stock option grants is reported using the intrinsic method. No stock option-based compensation expense is included in net income (loss) as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at the date of grant. The following table illustrates the effect on net income
(loss) and earnings (loss) per share if expense was measured using the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation":

                                                         2003           2002
                                                         ----           ----
Net income (loss) applicable to common stockholders:
  As reported                                         $  301,144   $   (419,542)
  Pro forma stock option-based compensation             (307,747)      (748,857)
                                                      ----------   ------------
  Pro forma net loss applicable
    to common stockholders                            $   (6,603)  $ (1,168,399)
                                                      ==========   ============

Net income (loss) per common share:
  As reported:
    Basic                                             $     0.05   $      (0.07)
    Diluted                                                 0.04          (0.07)

  Pro forma
    Basic                                             $        -   $      (0.20)
    Diluted                                                    -          (0.20)

The fair value of the options granted during 2003 and 2002 was estimated at the date of grant using the following weighted average assumptions:

                                                  2003            2002
                                                  ----            ----

         Risk-free interest rate                  2.89%            3.71%
         Dividend yield                              -                -
         Expected volatility                       75%              104%
         Weighted average expected life        4.8 years         4.7 years

The weighted average fair values of options granted during the years ended December 31, 2003 and 2002 was $1.42 and $1.01, respectively. The pro forma effects of applying SFAS No. 123 are not indicative of future amounts. Additional awards in future years are anticipated.

Income Taxes: The Company recognizes a liability or asset for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. These deferred income tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

Net Income (Loss) Per Common Share : Basic net income (loss) per common share ("Basic EPS") excludes dilution and is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted net income (loss) per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other common stock equivalents were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an antidilutive effect on net loss per common share.

As of December 31, 2003, outstanding options of employees and directors, along with warrants held by investors which together aggregated 469,599 in accordance with the Treasury Stock method were included in the computation of EPS. 5,457,760 shares of common stock issuable upon the conversion of preferred stock were excluded from the computation of diluted EPS as their effect was antidilutive.

As of December 31, 2002, outstanding options of employees and directors to purchase 3,592,721 shares of common stock; 4,634,000 shares of common stock issuable upon the conversion of preferred stock; and 5,529,282 shares of common stock issuable upon exercise of warrants to purchase common stock were not included in the computation of Diluted EPS because they would be antidilutive.

Recent Accounting Pronouncements:
---------------------------------

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement 4, 44, and 64, Amendment of FASB Statements 13, and Technical Corrections." SFAS No. 145 rescinds the provisions of SFAS No. 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items and amends the provisions of SFAS No. 13 to require that certain lease modifications be treated as sale/leaseback transactions. The provisions of SFAS No. 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002. Commencing January 1, 2003 the Company will classify debt extinguishments costs within income from operations. The provisions of SFAS No. 145 related to lease modifications are effective for transactions occurring after May 15, 2002. The adoption of this statement on January 2, 2003 did not have a material impact on the Company's financial position or results of operations.

In December 2002 the FASB issued SFAS No. 148 "Accounting for Stock Based Compensation - Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This amendment also changes the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the methods of accounting for stock-based employee compensation and the effects of the method used on reported amounts. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The Company has opted to continue accounting for stock options under the intrinsic value method prescribed in APB Opinion No. 25 for the years ended December 31, 2003 and 2002. In addition, the Company has complied with the prominent disclosure requirements of SFAS No. 148.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS No. 150 requires that those instruments be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period that began after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company's adoption of this Statement on July 1, 2003 did not have a material impact on its consolidated results of operations or financial position.


NOTE 2 - ACQUISITIONS

In October 2003, Buyers United acquired the exclusive right to sell and manage the enhanced telecommunications functions of MyACD, Inc. ("MyACD"), with a one-year option to purchase it at a predetermined price. During the term of the agreement, Buyers United has the sole right to manage sales, service and billing of MyACD services. Under the agreement MyACD will continue to provide enhanced service development and configuration and Buyers United will reimburse MyACD for actual costs related to these activities.

During August 2003, Buyers United purchased approximately 12,000 long distance customers from Glyphics Communications, Inc. for $543,558.

On December 20, 2002, Buyers United entered into an agreement with Touch America, Inc., a subsidiary of Touch America Holdings, Inc., to purchase a substantial number of its switched voice telecommunication customers, including the carrier identification code used to service those customers. In June 2003, the Company amended the purchase agreement to acquire additional switched voice and dedicated telecommunications customers and correct discrepancies in the list of customers originally purchased in December 2002. Buyers United did not purchase any accounts receivable, equipment, or other assets of Touch America. The total purchase price was $6.5 million. Buyers United made an initial payment of $3 million to Touch America in December 2002 and has made additional cash payments totaling $3.4 million through March 4, 2004. The balance of $93,988 is expected to be paid in April 2004.

On December 6, 2002, Buyers United entered into the Asset Purchase Agreement and Software License Agreement to purchase assets of I-Link, Inc., and its subsidiary, I-Link Communications, Inc., and license in perpetuity software developed by I-Link for the operation of a Voice over Internet Protocol ("VoIP") Network. Customer billings and related expenses incurred pursuant to a related Management Agreement between the parties were included in Buyers United's general and administrative expenses beginning December 6, 2002. The transaction closed effective May 1, 2003, at which time the Company began to recognize revenue earned and expenses incurred.

The assets acquired include dedicated equipment required for operating the VoIP Network, customers of I-Link serviced through the network, carrier identifications codes, and certain trademarks. In consideration for the assets and software license, Buyers United issued to I-Link 246,430 shares of Series B Convertible Preferred Stock with a fair market value of $1.4 million, assumed certain liabilities, and agreed to issue an additional 53,570 shares of Series B Convertible Preferred Stock in equal monthly installments over a term of 10 months commencing June 1, 2003, subject to satisfaction of certain conditions pertaining to provisioning of one of the former I-Link customers acquired in the transaction.

In connection with the closing, the parties together with Counsel Corporation, an Ontario corporation, and Counsel Communications LLC, a Delaware limited liability company, both affiliates of I-Link, entered into a Reimbursement Agreement pursuant to which Counsel Corporation, Counsel Communications, and I-Link agreed to reimburse Buyers United for any loss sustained as a result of any claims asserted against the assets acquired from I-Link by certain creditors of I-Link. Out of the shares it received in the transaction I-Link deposited in escrow 40,000 shares that may be applied to reimburse any such loss. This is in addition to 25,000 shares I-Link received in the transaction that has been deposited in escrow under the Asset Purchase Agreement to satisfy any claims for indemnification under the Asset Purchase Agreement. During 2004, these remaining 65,000 shares were delivered to Counsel Corporation.

The following table presents a summary of the estimated fair values of the assets acquired and liabilities assumed as of December 31, 2003:

         Computer and telecommunications switching equipment     $    754,966
         Customer list                                                553,898
         License on technology and patents                          1,182,933
         Carrier identification code                                  135,933
         Deposit with a vendor                                        110,000
                                                                 ------------
            Total assets acquired                                   2,737,730
                                                                 ------------

         Accounts payable and accrued liabilities                     737,829
         Acquisition costs                                            294,665
                                                                 ------------
             Total liabilities assumed                              1,032,494
                                                                 ------------

             Net assets acquired                                 $  1,705,236
                                                                 ============

The customer list and licensed technology will be amortized over a period of four years.

The following unaudited pro forma financial information presents results as if the acquisition had occurred at the beginning of the respective periods:

                                                             Year ended
                                                             December 31,
                                                  ------------------------------
                                                        2003            2002
                                                        ----            ----


         Net revenue                                $ 65,498,766   $ 37,965,060
         Net income (loss) applicable to
           common stockholders                      $     19,175   $ (5,806,566)

         Basic and diluted net income (loss)
           per share                                $          -   $      (1.01)

These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization expense as a result of identifiable tangible and intangible assets arising from the acquisition. The pro forma results are not necessarily indicative either of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods, or of results to be achieved in the future.

NOTE 3 - PROPERTY AND EQUIPMENT

At December 31, 2003, property and equipment consisted of the following:

         Computer and office equipment                       $  3,724,164
         Internal-use software                                    268,723
         Furniture and fixtures                                   302,027
                                                             ------------
                                                                4,294,914
         Accumulated depreciation and amortization             (1,870,272)
                                                             ------------
                                                             $  2,424,642
                                                             ============

NOTE 4 - INTANGIBLE ASSETS

At December 31, 2003, intangible assets consisted of the following:

                                          Gross      Accumulated      Intangible
                                          asset      amortization    assets, net
                                          -----      ------------    -----------

         Customer lists              $  10,760,307    $ 3,840,679   $ 6,919,628
         Technology and patents          1,318,865        219,811     1,099,054
                                     -------------    -----------   -----------
                                     $  12,079,172    $ 4,060,490   $ 8,018,682
                                     =============    ===========   ===========

The Company participated in a direct response marketing campaign with LowerMyBills.com, Inc. (LMB), a web-based comparison shopping service. The fees associated with this advertising campaign were deferred and aggregated $2.8 million until June 2003, when the Company ceased participating in the program. Amortization expense for these customers in 2003 and 2002, was $1.2 million and $761,091, respectively.

The Company also acquired new customer lists related to I-Link, Touch America, and Glyphics in 2003, which are predominantly corporate customers. In addition, the Company acquired technology and licenses related to I-Link in 2003. Amortization expense during 2003 for the additional customers was $1.9 million, and was $219,811 for the technology and licenses.

The Company estimates the useful lives of its acquired customer lists based upon attrition rates experienced by the Company. Historically, management estimated the useful lives between 24 to 36 months based upon the type of customer and service provided. Based upon recent attrition information which showed that customers were averaging longer lives, the Company changed the estimated useful lives for its customer lists prospectively in the fourth quarter of 2003. LMB customer lives were increased from 24 to 36 months. The impact of this change was a $204,500 decrease in amortization expense in the fourth quarter of 2003. The customer lives of Touch America, I-Link and Glyphics were changed from 30 or 36 months to 48 months. The impact of this change was a $306,053 decrease in amortization expense in the fourth quarter of 2003.

Amortization expense for all intangible assets during the four-year period ending December 31, 2007 is estimated to be $2.7 million, $2.5 million, $2.2 million, and $600,000, respectively.


NOTE 5 - LINE OF CREDIT

Buyers United has a line of credit agreement with RFC Capital Corporation that expires in January 2006. The available borrowing limit is $5 million. Interest accrues at prime plus three percent, which was 7.00% as of December 31, 2003. During 2002, the interest rate on the line was prime plus six percent, which was 10.25% as of December 31, 2002. The facility allows the Company to obtain financing on its eligible accounts receivable, including unbilled receivables and regular monthly billings. The facility is collateralized by the underlying receivables. On December 31, 2003, Buyers United had financed the maximum amount available based on eligible accounts receivable at that time. This amount, less draws by RFC applied against the outstanding amount, aggregated $4.1 million. The facility requires Buyers United to maintain a restricted cash account for the collection of the receivables. As of December 31, 2003, Buyers United had $1.2 million of restricted cash associated with the RFC arrangement.


NOTE 6 - ACCRUED LIABILITIES

At December 31, 2003, accrued liabilities consisted of the following:

         Accrued commissions                         $    669,523
         Accrued dividends                                478,599
         Other                                            680,742
                                                     ------------
                                                     $  1,828,864
                                                     ============

NOTE 7 - LONG-TERM DEBT AND NOTES PAYABLE

Long-term debt consists of the following:

         Unsecured notes payable to the Chairman of the Board, bearing interest at 12 percent, payable monthly. Principal and unpaid interest are due and payable in July 2004, except for $112,500 which matures in December
         2004, and $348,825 which matures in July 2005.                                    $     2,726,325

         Unsecured notes payable to two Directors bearing interest at 12 percent, payable monthly. Maturity dates vary, from July 2004
         through January 2005.                                                                     800,000

                                       60

         Unsecured note payable to a relative of a Director, bearing interest at
         12 percent payable monthly. Principal and unpaid interest due in
         January 2005.                                                                             100,000

         Promissory note payable to an individual bearing interest at 12 percent, payable monthly. Secured by equipment. Principal and unpaid
         interest due in July 2004.                                                                293,333

         Promissory notes payable to two individuals bearing interest at 12 percent, payable monthly. Secured by equipment. Principal and unpaid
         interest due in the summer of 2006.                                                       191,954

         Unsecured promissory notes bearing interest at ten percent and 12 percent, payable monthly. Principal payments due monthly, based on 20 percent to 40 percent of billings collected from
         specifically-designated customers referred from LowerMyBills.com, Inc.
         ("LMB"). The majority of these notes have no maturity date. The Company believes that all of the principal will be repaid during 2004, based on
         expected cash collections from these customers.                                           475,223

         Unsecured promissory notes bearing interest at ten percent, payable monthly. Principal payments due monthly, based on ten percent of billings collected from customers acquired from Touch America, Inc.
         These notes have no maturity date. The Company believes that all principal will be repaid in 2005, based on expected cash collections
         from these customers.                                                                   2,358,412

         Unsecured promissory note bearing interest at 10 percent, payable monthly. Principal payments due monthly, based on 30 percent of billings collected from customers recently acquired from Glyphics, Inc.
         The note has no maturity date. The Company believes that all principal will be repaid by the end of 2004, based on expected cash collections
         from these customers.                                                                     631,211

         Note payable to Touch America, Inc., with interest imputed at four percent, payable monthly. Principal payments due monthly, based on 7.2 percent of billings collected from customers acquired from Touch
         America, Inc. The obligation has no maturity date. The Company expects that all principal will be repaid by April 2004, based on expected cash
         collections from these customers.                                                         473,437

         Other                                                                                     295,238

         Capital leases                                                                             82,477
                                                                                           ---------------

                                                                                                 8,427,610
         Less current portion                                                                   (7,781,484)
                                                                                           ---------------

                                                                                           $       646,126
                                                                                           ===============

Long-term debt maturities are as follows:

         2004                                                                              $     7,781,484
         2005                                                                                      623,719
         2006                                                                                       22,407
                                                                                           ---------------
                                                                                                 8,427,610
         Less current maturities                                                                (7,781,484)
                                                                                           ---------------

                                                                                           $       646,126
                                                                                           ===============

On February 28, 2003, the Company retired its $1.1 million note payable by paying $250,000 in cash and issuing a new promissory note for $800,000. In addition, the Company issued 50,000 shares of common stock in connection with the original agreement. At December 31, 2003, the amount remaining due, less issuance costs, was $631,211 (see above).

In connection with some of the LMB-related unsecured promissory notes, two-year warrants to purchase 562,950 shares of common stock at $2.50 per share were issued to the noteholders. Warrants for an additional 94,950 shares have also been issued to the sales agents. The estimated fair value of the warrants of $264,717, based on using the Black-Scholes pricing model, was allocated to the warrants and recorded as a discount to the carrying value of the notes. The Company paid approximately $232,000 in commissions to sales agents. The Company paid approximately $152,000 in commissions to sales agents in connection with the Touch America-related unsecured promissory notes. All these commission costs are also included in the discounts to the carrying value of the notes. The discount is being amortized to interest expense over the respective notes' estimated payment terms.

NOTE 8 - LEASES

Buyers United leases executive office space in Bluffdale, Utah, a suburb of Salt Lake City. The offices consist of approximately 30,000 square feet. The current monthly lease rate is $32,307. The lease for office space expires in January 2007, but the Company has an option to renew the lease for an additional three to five years. Through November 2004, Buyers United is leasing 14,339 square feet of space at 13751 S. Wadsworth Park Drive, Draper, Utah, at a monthly cost of $16,728.

The Company also has one capital lease for computer software. The following is a schedule of future minimum payments under the leases as of December 31, 2003:



                                                      Capital         Operating
Year ending December 31,                               leases          leases
                                                       ------          ------
   2004                                           $      34,690  $      571,692
   2005                                                  34,690         397,373
   2006                                                  23,128         407,307
   2007                                                       -         417,490
                                                  -------------  --------------
     Total future minimum lease payments                 92,508  $    1,793,862
                                                                 ==============
   Less amount representing interest                    (10,031)
                                                  -------------
     Total obligations under capital leases              82,477
   Less current portion                                 (28,752)
                                                  -------------
     Capital lease obligations, net of
       current portion                            $      53,725
                                                  =============

Rent expense was approximately $519,500 and $348,300 for the years ended December 31, 2003 and 2002, respectively.

NOTE 9 - INCOME TAXES

The components of the Company's net deferred income tax assets and liabilities are as follows:

   Deferred income tax assets:
         Net operating loss carryforwards                       $     5,001,000
         Reserves and accrued liabilities                             1,275,000
                                                                ---------------

                  Total deferred income tax assets                    6,276,000
                  Valuation allowance                                (5,897,000)
                                                                ---------------
                  Net deferred income tax asset                         379,000
                                                                ---------------
   Deferred income tax liabilities:
         Tax depreciation in excess of book depreciation               (379,000)
                                                                ---------------
                  Net deferred income tax liability                    (379,000)
                                                                ---------------
                  Net deferred income taxes                      $            -
                                                                ===============

As of December 31, 2003, the Company had net operating loss carryforwards for federal income tax reporting purposes of approximately $13,336,000. The tax net operating loss carryforwards will expire beginning in 2012.

Inasmuch as the Company's history includes accumulated net operating losses, it is uncertain as to whether the Company's deferred tax asset can be fully realized. Accordingly, a valuation allowance has been recorded to reduce the deferred income tax assets. The net change in the valuation allowance for deferred tax assets during the year ended December 31, 2003 was a decrease of $416,000. During 2003 and 2002 no income tax expense was recorded due the reduction of the valuation allowance.


NOTE 10 - CAPITAL TRANSACTIONS

Preferred Stock: The Board of Directors is authorized to classify any shares of the Company's authorized but unissued preferred stock in one or more series. With respect to each series, the Board of Directors is authorized to determine the number of shares that constitutes such series; the rate of dividend, if any, payable on shares of such series; whether the shares of such series shall be cumulative, non-cumulative, or partially cumulative as to dividends and the dates from which any cumulative dividends are to accumulate; whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed; the amount payable upon shares of such series in the event of the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Company; the sinking fund provisions, if any, for the redemption of shares of such series; the voting rights, if any, of the shares of such series; the terms and conditions, if any, on which shares of such series may be converted into shares of capital stock of the Company of any other class or series; whether the shares of such series are to be preferred over shares of capital stock of the Company of any other class or series as to dividends or upon the voluntary or involuntary dissolution, liquidation, or termination of the affairs of the Company or otherwise; and any other characteristics, preferences, limitations, rights, privileges, immunities, or terms.

Series A 8 percent Cumulative Convertible Preferred Stock: During 1999, the Board of Directors authorized the issuance of 2,000,000 shares of Series A 8 percent Cumulative Convertible Preferred Stock ("Series A Preferred Stock") at an offering price of $2.00 per share. Gross proceeds of $4 million were raised upon sale of the shares.

The Series A Preferred Stock is convertible to common stock at any time at the election of the holder and, under limited circumstances, at the election of the Company. The conversion rate is one for one, subject to adjustment in the event of a recapitalization, reorganization, or other corporate restructuring or in the event that the Company shall sell or otherwise issue securities at a price below $2.00 per share or the then adjusted conversion price. The Series A Preferred Stock can be redeemed at the Company's election at any time commencing January 1, 2005 at a redemption price of $2.00 per share plus all accrued dividends as of the redemption date. During 2002 certain stockholders converted 5,000 Series A preferred shares into common shares.

Series B 8 percent Cumulative Convertible Preferred Stock: In September 2000, the Board of Directors authorized the issuance of 1,234,500 shares of Series B 8% Cumulative Convertible Preferred Stock ("Series B Preferred Stock") and related warrants to purchase common shares at an offering price of $10.00 per unit. Each unit consists of one share of Series B Preferred Stock and five warrants to purchase one share of common stock at an exercise price of $2.50 per share. During 2000, various investors made loans to the Company and subsequently elected to exchange their promissory notes for units. In addition to the converted loans of $2.5 million, the Company raised $2 million through the issuance of units through December 31, 2000 and $1.1 million through the issuance of units in 2001.

In connection with the unit offering, the Company agreed to pay the Placement Agent a sales commission and expense allowance aggregating 13 percent of the gross proceeds from the sale of the Series B Preferred Stock, in addition to ten percent of the gross proceeds of certain related bridge financing. The Company also incurred approximately $23,000 of direct expenses in connection with the offering. As additional consideration, the Company agreed to issue to the Placement Agent warrants to purchase 319,300 shares of the Company's common stock at an exercise price of $2.50 per share.

As part of the Series B Preferred Stock offering, the Company issued 2,269,000 warrants to purchase common stock at $2.50 per share. The Company allocated the net proceeds from the offering of $4.2 million between the Series B Preferred Stock and the warrants based on estimated relative fair values. The Series B Preferred Stock was recorded at $2.4 million, and the warrants were recorded at $1.8 million. The estimated fair value of the warrants was determined using the Black-Scholes pricing model. The Series B Preferred Stock is convertible to common stock at any time at the election of the holder and, under limited circumstances, at the election of the Company. The conversion rate is five for one, subject to adjustment in the event of a recapitalization, reorganization, or other corporate restructuring or in the event that the Company shall sell or otherwise issue securities at a price below $2.00 per share or the then adjusted conversion price.

During the three months ended March 31, 2001, the Company issued an additional 110,000 shares of preferred stock and 550,000 warrants to purchase common stock. The Company allocated the net proceeds from the offering of $1.1 million between the Series B Preferred Stock and the warrants based on estimated relative fair values. Accordingly, the stock was recorded at $794,822, and the warrants were recorded at $302,401. In connection with these additional Series B shares, the intrinsic value of the beneficial conversion feature of $20,498 was reflected in the accompanying 2001 consolidated financial statements as a preferred stock dividend and as an increase to additional paid in capital. The Series B Preferred Stock Offering closed on April 13, 2001.

In May 2002 the Board of Directors approved a plan to modify the exercise price on certain Preferred Stock and promissory note-related warrants from $2.50 to $2.00 per share, extend the expiration date of certain warrants from December 31, 2002 to December 31, 2004, and amend the redemption provisions of certain warrants so that the warrants could be called for redemption when the market price for the Company's common stock is $4.00 per share, rather than $6.00 per share.

On December 6, 2002, Buyers United entered into the Asset Purchase Agreement and Software License Agreement to purchase certain assets and assume certain liabilities of I-Link, Inc., and its subsidiary, I-Link Communications, Inc. In consideration, Buyers United issued to I-Link 246,430 shares of Series B Convertible Preferred Stock with a fair market value of $1.4 million, and agreed to issue an additional 53,570 shares of Series B Convertible Preferred Stock in equal monthly installments over a term of 10 months commencing June 1, 2003. The final installment was issued March 1, 2004.

During 2003, six of the stockholders converted a total of 116,000 Series B preferred shares into 580,000 common shares. During 2002, one of the stockholders converted 10,000 Series B preferred shares into 50,000 common shares.

Both Series A and B Preferred Stock still outstanding can be redeemed at the Company's election at any time commencing January 1, 2005, at the applicable redemption price plus all accrued dividends as of the redemption date.

Cumulative dividends accrue on both Series A and B Preferred Stock at the rate of 8% per annum from the date of original issue and are payable semi-annually on June 30 and December 31 of each year out of funds legally available for the payment of dividends. Dividends are payable in cash or common stock at the election of the Company. If paid in common stock, the number of shares issued will be based on the average of the closing bid prices for the common stock over the five trading days immediately prior to the dividend payment date. If the Company fails to pay any dividend within 60 days of its due date, the conversion price (see below) is adjusted downward by $0.25 per share for each occurrence. During the years ended December 31, 2003 and 2002, the Company declared dividends aggregating $873,495 and $749,725, respectively, and to satisfy payment obligations, issued a total of 427,096 and 574,635 shares of common stock, respectively. As of December 31, 2003, the Company had accrued dividends payable in the amount of $478,599. In February 2004, the Company settled the dividend payable by issuing 171,055 shares of common stock.

The Series A and B Preferred Stock has no voting rights, except as required by the General Corporation Laws of Delaware that require class votes on certain corporate matters and matters affecting the rights of the holders of the Preferred Stock. The Preferred Stock is senior in right of payment in the event of liquidation and with respect to dividends to the common stock and all other subsequent preferred stock issuances that may be authorized. The Series A Preferred Stock has a liquidation preference of $2.00 per share and the Series B Preferred Stock has a liquidation preference of $10.00 per share.

Issuances of Common Stock: During January 2002 the Company issued 17,998 shares of common stock in connection with the issuance of $179,998 of promissory notes, at an aggregated fair market value of $18,798.

During February 2002 the Company issued 25,000 shares of stock to one of its directors for providing a credit guaranty with respect to business expansion activities. The fair market value of shares issuances was $30,750.

In March 2001, the Company entered into three-year marketing contracts with one of its Series B Preferred stockholders. Under the terms of the contracts, 100,000 shares of common stock were issued with a fair market value of $125,000. This amount was recorded on the balance sheet as a deferred consulting fee and included in operating expenses on a straight-line basis over the life of the contracts. During 2001, $39,931 was recorded in promotion expenses as a result of this amortization. Consideration granted under the contracts' terms also included options to purchase up to 150,000 additional shares of common stock at $2.50 per share. These options vest gradually over the term of the contract. These options are accounted for as variable plan options since the issuance of these options was under the premise that the grantee will be providing current and future services for the Company. Accordingly, using the Black-Scholes option pricing model, $29,581 in consulting expense was recorded to reflect the vesting of these options through December 31, 2001. During 2002 an additional $48,060 of deferred consulting fees were amortized and included in promotion expenses, and another $95,615 in consulting expense was recorded to reflect the vesting of additional options. However, at the end of 2002 the Company and the stockholder agreed to cancel one of the marketing contracts and to rescind the as-yet unearned options. Accordingly, the Company included in promotion expenses an additional $25,174 of remaining unamortized deferred consulting fees, and recorded income of $125,197 to reflect the cancellation of the unearned options.

In January 2003 the Company issued 15,000 shares of stock to one of its directors for providing a credit guaranty to one of its wholesale telecommunication service providers. The fair market value of the stock was $36,300.

During June 2003, the Company initiated a program to repurchase outstanding common stock from shareholders of record with total holdings of 100 or fewer shares. The offering price per share was $1.75. The program ended in September 2003 after the Company had repurchased 2,774 shares.

Warrants to Purchase Common Shares: As mentioned above, the Company issued warrants in connection with its Series B preferred stock offering and in connection with certain marketing contracts.

In connection with some of the LMB-related unsecured promissory notes, two-year warrants to purchase a total 562,950 shares of common stock at $2.50 per share were issued to the noteholders during the two years ended December 31, 2002. Warrants for an additional 97,950 shares were also issued to the sales agents. The estimated fair value of the warrants of $264,717, based on using the Black-Scholes pricing model, was allocated to the warrants and recorded as a discount to the carrying value of the notes. The discount is being amortized to interest expense over the estimated term of the notes.

In November 2003 the Company issued 25,000 warrants to a consulting company. The estimated fair value of the warrants of $25,341, based on using the Black-Scholes pricing model, will be amortized over the life of the contract into general and administrative expense.

During 2003, investors exercised warrants to purchase 522,500 shares of Common Stock, in exchange for proceeds which aggregated $1,043,750.

All of the warrants were exercisable at December 31, 2003. The following tables summarize the warrant activity for 2003 and 2002:

                                                                                   Weighted
                                                                                    Average
                                                                   Price           Exercise
                                           Warrants                Range             Price
                                           --------                -----             -----
     Balance at December 31, 2001         5,345,732            $1.25 - $5.13         $2.44
         Cancelled or expired              (250,000)           $2.50 - $2.85         $2.64
         Issued                             433,550            $2.00 - $2.50         $2.01
                                        -----------
     Balance at December 31, 2002         5,529,282            $1.25 - $2.95         $2.00
         Cancelled or expired              (181,750)           $2.00 - $2.95         $2.49
         Exercised                         (522,500)           $1.25 - $2.50         $2.00
         Issued                              25,000                $2.50             $2.50
                                        -----------
     Balance at December 31, 2003         4,850,032            $1.25 - $2.50         $2.05
                                        ===========

Stock Options:
--------------

Long-Term Stock Incentive Plan: Effective March 11, 1999, the Company established the Buyers United International, Inc. Long-Term Stock Incentive Plan ("the Stock Plan"). The Stock Plan provides for a maximum of 1,200,000 shares of common stock of the Company to be awarded to participants and their beneficiaries. A Committee, as determined by the Board of Directors, determines and designates the eligible participants and awards to be granted under the Stock Plan. The Committee may grant incentive stock options; non-qualified options; stock appreciation rights ("SAR"); and on a limited basis, stock awards. The terms and exercise prices of options and SARs will be established by the Committee; except that the exercise prices cannot be less than 100 percent of the fair market value of a share of common stock on the date of grant. As of December 31, 2003, incentive stock options to purchase a total of 893,653 shares were outstanding.

Other Options: The Company's Board of Directors has from time to time also authorized the grant of stock options to directors, officers, key employees, and consultants as compensation and in connection with obtaining financing.

In virtually all cases, employee options vest over a period of from one to three years, and expire from four to five years after the date the options were granted. The following tables summarize the all stock option activity for 2003 and 2002:

                                                                                                 Weighted
                                                                                                  Average
                                                                              Price              Exercise
                                                    Options                   Range                Price
                                                    -------                   -----                -----
     Balance at December 31, 2001                    2,818,585            $2.00 - $9.00            $2.69
         Granted                                       902,913            $2.00 - $2.50            $2.31
         Cancelled or expired                         (128,777)           $2.00 - $9.00            $3.11
                                                   -----------
     Balance at December 31, 2002                    3,592,721            $2.00 - $5.39            $2.58
         Granted                                       683,500            $2.00 - $2.64            $2.33
         Exercised                                     (27,500)               2.00                 $2.00
         Cancelled or expired                         (816,944)           $2.00 - $4.00            $2.20
                                                   -----------
     Balance at December 31, 2003                    3,431,777            $2.00 - $5.39            $2.62
                                                   ===========


A summary of the options outstanding and options exercisable at December 31,
2003 is as follows:
                                                                                               Options
                                 Options Outstanding                                         Exercisable
    ---------------------------------------------------------------------------- ---------------------------------
                                                     Average         Weighted         Options          Weighted
         Range of                                   Remaining         Average     Exercisable at        Average
         Exercise                  Options         Contractual       Exercise      December 31,        Exercise
          Prices                 Outstanding          Life             Price           2003              Price
          ------                 -----------          ----             -----           ----              -----
     $2.00 - $3.99                3,207,926        3.6 years       $    2.45           2,512,261       $   2.49
     $4.00 - $5.39                  223,851        2.3 years            5.13             223,851           5.13
                                 ----------                                           ----------
                                  3,431,777        3.5 years       $    2.62           2,736,112       $   2.70
                                 ==========                                           ==========

   Registration Statement on Form SB-2: On September 10, 2003, the Company filed a registration statement on Form SB-2 with the Securities and Exchange Commission to register for resale up to 8,779,333 shares of Common Stock that may be sold from time to time by certain selling security holders listed in the registration statement. At December 31, 2003 the selling security holders owned:

         o  Warrants to purchase 99,375 shares at a price of $1.25 per share
         o  Warrants to purchase 3,966,856 shares at a price of $2.00 per share
         o  Warrants to purchase 528,450 shares at a price of $2.50 per share
         o Options to purchase 2,086,652 shares at prices ranging from $2.00 to $5.392 per share
         o Convertible notes in the amount of $1,162,500 convertible at $2.00 per share
         o Convertible notes in the amount of $1,775,000 convertible at $2.50 per share

Buyers United will receive the proceeds from exercise of the warrants and options and will benefit from extinguishment of the debt represented by the convertible notes, but will not receive any proceeds or benefit from the resale of the shares by the selling security holders.

In March 2004 the registration statement was temporarily suspended until the Company can file an amendment updating the registration statement with its 2003 audited financial statements and other information.


NOTE 11 - RELATED PARTY TRANSACTIONS

During 2003 and 2002, certain board members and stockholders performed various services to the Company. These services included, but were not limited to, consulting, marketing and capital and debt raising activities. The Company incurred $74,750 and $109,259 in fees associated with these services for the years ended December 31, 2003 and 2002, respectively. Amounts outstanding related to these services were $12,800 and $14,300 at December 31, 2003, and 2002, respectively. There are also several debt arrangements more fully described in Note 7. Interest expense on obligations owed to related parties during 2003 and 2002, respectively, was $414,523 and $453,361.


NOTE 12 - MAJOR SUPPLIERS

Approximately 70% and 80% of the Company's cost of revenue for the years ended December 31, 2003 and 2002, respectively, was generated from two telecommunication providers. As of December 31, 2003, the Company owed approximately $3 million to these two providers. The Company has entered into contractual agreements with these vendors. During 2002 one of these providers had filed for bankruptcy protection under Chapter 11, and the other provider is currently being scrutinized by the Securities and Exchange Commission over certain accounting matters. Although the Company has not experienced a disruption of service and feels it could replace either of these sources with other wholesale telecommunication service providers, the effect on the Company's operations of potentially losing either or both of these service providers is unknown.


NOTE 13 - COMMITMENTS AND CONTINGENCIES

In June 2001, Buyers United entered into a joint sales agreement with Infotopia, Inc., a direct response marketer. In connection with the agreement, Infotopia loaned $500,000 to Buyers United. Subsequent to entering into the sales agreement, the two companies decided not to pursue further any joint activity. In December 2001, Buyers United negotiated a settlement of the $500,000 loan in which Buyers United paid $120,000 and issued 35,000 shares of common stock in exchange for canceling the outstanding obligation plus $25,921 in accrued interest. The stock had a fair market value of $22,401. Accordingly, based on these amounts, the Company recorded a gain on the early extinguishments of the debt in the amount of $383,520. However, unbeknownst to the Company, during 2001 Infotopia allegedly entered into a General Security Agreement with Sea Spray Holdings, Ltd., which purportedly included the loan obligation. Sea Spray asserted that it had a perfected security interest in the obligation and demanded payment as successor-in-interest to Infotopia. The Company denied the claim and filed an arbitration proceeding to resolve the issue. Sea Spray attempted to pursue its claim in New York state court, which the Company removed to federal court in New York, and the federal court dismissed the action pursuant to an order to the effect Sea Spray must pursue its claims in the arbitration proceeding. An arbitration hearing was held in December 2003, at which Sea Spray failed to make any appearance or submission after receiving all required notice. The arbitrator entered a default in favor of Buyers United and its award further found in favor of Buyers United as a matter of the evidence presented and as a matter of law. The Company believes this matter has been resolved fully in its favor and that is has no obligation or liability to Sea Spray.

Buyers United is the subject of certain other legal matters, which it considers incidental to its business activities. It is the opinion of management, after discussion with legal counsel, that the ultimate disposition of these other matters will not have a material impact on the financial position, liquidity or results of operations of Buyers United.

In connection with the MyACD agreements, MyACD will continue to provide enhanced service development and configuration, and Buyers United will reimburse MyACD for actual costs related to these activities.

NOTE 14 - SUBSEQUENT EVENTS

In January and February 2004, three Directors had exercised options to purchase a total of 255,000 shares of Common Stock. Total proceeds received by the Company in connection with these exercises was $555,000.

During the first three months of 2004, investors have exercised warrants to purchase a total of 71,000 shares of Common Stock. Total proceeds received in these transactions was $146,000.

In December 2003, a holder of 100,000 shares of Series B Convertible Preferred Stock converted all of those shares to 500,000 shares of common stock. In January 2004, the holder sold those common shares plus 14,560 additional shares, or a total of 514,560 shares, to Buyers United for $500,000 in a privately negotiated transaction.

Buyers United entered into an agreement to purchase 37 dedicated long distance customers from Source Communications, LLC for $750,000 in February 2004. Closing of the acquisition was subject to complying with applicable federal and state regulation pertaining to transfer of the customers. All of the regulatory requirements were satisfied and the acquisition of the customers is completed

On March 15, 2004 the Company closed a private placement to institutional and accredited investors. The Company sold 3,782,000 shares of common stock at $2.30 per share, or a total of approximately $8.7 million. Net proceeds of the offering after placement fees and expenses were approximately $8.1 million. The net proceeds of the private placement are intended to be used for various corporate purposes, including sales and marketing related programs, to fund further development of our VoIP Network, reduction of debt, and for working capital and other general corporate purposes.

In connection with the placement, Acceris Communications Inc., formerly I-link Incorporated and the holder of 300,000 shares of Series B Convertible Preferred Stock, converted all of its preferred stock to 1.5 million common shares. Acceris subsequently sold 750,000 of those common shares to the investors in the private placement at $2.30 per share. As a result of the conversion and sale, Acceris Communications now holds 808,546 shares of the Company's common stock, or approximately six percent of the 13 million shares of common stock outstanding following completion of the private placement.

The private placement was made only to institutional and accredited investors in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The shares of common stock sold have not been registered under the Securities Act, or any state securities laws, and unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The Company has agreed to file a registration statement under the Securities Act for resale of the common stock purchased by the investors in the private placement, the 808,546 shares of common stock held by Acceris, and 164,125 shares of common stock issuable under a warrant granted to the placement agent.

            TABLE OF CONTENTS

Prospectus Summary                    2
Risk Factors                          3
Information About Buyers United       7
Use of Proceeds                       8
Market for Common Stock               8
Dividend Policy                       8
Capitalization                        9            BUYERS UNITED, INC.
Management's Discussion and
 Analysis of Operating Results
 and Financial Condition              9          8,779,333 Common Shares
Business                             14             $0.0001 Par Value
Legal Proceedings                    24
Management                           24
Compensation                         26
Principal Stockholders               29
Certain Relationships and Related
  Transactions                       31
Description of Capital Stock         33    -----------------------------------
Plan of Distribution                 36             REOFFER PROSPECTUS
Selling Security Holders             37    -----------------------------------
Legal Matters                        39
Experts                              39
Additional Information               40
Index to Financial Statements        41

No person has been authorized to give
any information or to make any
representations other than those
contained in this prospectus and, if
given or made, such information or
representations must not be relied upon
as having been authorized by us. This                  June 14, 2004
prospectus does not constitute an offer
to sell or a solicitation of an offer
to buy any of the securities offered to
whom it is unlawful to make such offer
in any jurisdiction. Neither the
delivery of this prospectus nor any
sale made shall, under any
circumstances, create any implication
that information contained in this
prospectus is correct as of any time
subsequent to the date of this
prospectus or that there has been no
change in the affairs of Buyers United
since such date.